Exhibit 2.1

PURCHASE AND ASSUMPTION AGREEMENT

BY AND AMONG

CENTERSTATE BANK OF FLORIDA, N.A.

SOUTHBANK, F.S.B.

AND

COMMONWEALTH SAVINGSHARES CORPORATION

Dated as of April 16, 2015

table of contents

Page

ARTICLE 1. CERTAIN DEFINITIONS	1
1.1 Certain Definitions	1
1.2 Accounting Term	8
ARTICLE 2. THE P&A TRANSACTION	8
2.1 Purchase and Sale of Assets	8
2.2 Assumption of Liabilities	9
2.3 Purchase Price	10
2.4 Assumption of IRA Account Deposits	10
ARTICLE 3. CLOSING PROCEDURES; ADJUSTMENTS	10
3.1 Closing	10
3.2 Payment at Closing	11
3.3 Adjustment of Purchase Price	11
3.4 Proration; Other Closing Date Adjustments	12
3.5 Seller Deliveries. At the Closing, Seller shall deliver to Purchaser:	12
3.6 Purchaser Deliveries. At the Closing, Purchaser shall deliver to Seller:	13
3.7 Real Property Filings	14
3.8 Allocation of Purchase Price	14
ARTICLE 4. TRANSITIONAL MATTERS	15
4.1 Transitional Arrangements	15
4.2 Customers	16
4.3 Direct Deposits	17
4.4 Direct Debits	17
4.5 Access to Records	18
4.6 Interest Reporting and Withholding	18
4.7 Negotiable Instruments	19
4.8 ATM/Debit Cards; POS Cards	19
4.9 Data Processing Conversion for the Office and Handling of Certain Items	19
4.10 Expenses Relating to Transitional Matters	21
ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF SELLER AND HOLDCO	21
5.1 Corporate Organization and Authority	21
5.2 No Conflicts	21
5.3 Approvals and Consents	22
5.4 Litigation and Undisclosed Liabilities	22
5.5 Regulatory Matters	22
5.6 Compliance with Laws	23
5.7 Records	23
5.8 Title to Assets	23
5.9 Deposits	23
5.10 Environmental Laws; Hazardous Substances. The Real Property:	24
5.11 Brokers’ Fees	24
5.12 Property	24
5.13 Absence of Certain Changes or Events	25
5.14 Available Funds	25
5.15 Post-Closing Condition	25
5.16 Limitations on Representations and Warranties	25

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF PURCHASER	26
6.1 Corporate Organization and Authority	26
6.2 No Conflicts	26
6.3 Approvals and Consents	26
6.4 Regulatory Matters	26
6.5 Litigation and Undisclosed Liabilities	27
6.6 Operation of the Office	27
6.7 Brokers’ Fees	27
6.8 Limitations on Representations and Warranties	27
ARTICLE 7. COVENANTS OF THE PARTIES	27
7.1 Activity in the Ordinary Course	27
7.2 Access and Confidentiality	29
7.3 Regulatory Approvals	30
7.4 Consents	31
7.5 Efforts to Consummate; Further Assurances	32
7.6 Non-Solicitation/Non-Competition	33
7.7 Insurance	33
7.8 Change of Name, Etc.	34
7.9 Exclusive Dealing	34
7.10 Appraisals	34
7.11 Real Property Matters	34
7.12 Employee Matters	34
ARTICLE 8. TAXES	37
8.1 Proration of Taxes	37
8.2 Sales and Transfer Taxes	37
8.3 Information Returns	38
8.4 Payment of Amount Due under Article 8	38
8.5 Assistance and Cooperation	38
8.6 Tax Treatment of Indemnification Payments	38
ARTICLE 9. CONDITIONS TO CLOSING	38
9.1 Conditions to Obligations of Purchaser	38
9.2 Conditions to Obligations of Seller	39
ARTICLE 10. TERMINATION	40
10.1 Termination	40
10.2 Effect of Termination	41
ARTICLE 11. INDEMNIFICATION	41
11.1 Indemnification.	41
11.2 Exclusivity	45
ARTICLE 12. MISCELLANEOUS	45
12.1 Survival	45
12.2 Assignment	45
12.3 Binding Effect	45
12.4 Public Notice	46
12.5 Notices	46
12.6 Expenses	46
12.7 Governing Law	47
12.8 Entire Agreement; Amendment	47
12.9 Third-Party Beneficiaries	47

12.10 Counterparts	47
12.11 Headings	47
12.12 Severability	47
12.13 Interpretation	47
12.14 Specific Performance	48
12.15 Jurisdiction and Venue	48
12.16 JURY WAIVER	48

List of Schedules

Schedule 1.1(a)	Assumed Contracts

Schedule 1.1(b)	Deposits

Schedule 1.1(c)	Equipment Leases

Schedule 1.1(f)	Personal Property

Schedule 1.1(g) Schedule 2.1(c)	Seller’s Knowledge Excluded Assets

Schedule 2.4(h)	Excluded IRA Account Deposits

Schedule 7.1	Ordinary Course Exceptions

THIS PURCHASE AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of April 16, 2015, is made by and between CenterState Bank of Florida, N.A., a national banking association (“Purchaser”), SouthBank, a Federal Savings Bank with its principal office located in Palm Beach Gardens, Florida (“Seller”), and Commonwealth Savingshares Corporation, a Delaware corporation (“HoldCo”).

RECITALS

WHEREAS, Purchaser desires to acquire from Seller, and Seller desires to transfer to Purchaser, certain assets and liabilities associated with the main office of the Seller located at 10891 N. Military Trail, Palm Beach Gardens, Florida 33410-6515 (the “Office”), in accordance with and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises and obligations set forth herein, the parties agree as follows:

Article 1.

CERTAIN DEFINITIONS

1.1Certain Definitions.  The terms set forth below are used in this Agreement with the following meanings:

“Accrued Interest” means, as of any date, with respect to a Deposit, interest which is accrued on such Deposit but excluding such date and not yet posted to the relevant deposit account.

“ACH” has the meaning set forth in Section 4.3.

“ACH Direct Deposit Cut-Off Date” has the meaning set forth in Section 4.3.

“Adjusted Payment Amount” means (x) the aggregate balance (including Accrued Interest) of the Deposits assumed by Purchaser pursuant to Section 2.2, minus (y) the Purchase Price, each as set forth on the Final Closing Statement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Agreement” means this Purchase and Assumption Agreement, including all schedules, exhibits and addenda, each as amended from time to time in accordance with Section 12.8(b).

“Assets” has the meaning set forth in Section 2.1(a).

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.5(c).

“Assumed Contract Assignments” has the meaning set forth in Section 3.5(e).

“Assumed Contracts” means each of the contracts set forth on Schedule 1.1(a) and any contracts entered into by Seller in accordance with Section 7.1 to the extent exclusively related to the operations of the Office; provided that no contract entered into by Seller in accordance with Section 7.1 shall be an “Assumed Contract” unless expressly agreed to by Purchaser. Schedule 1.1(a) shall be updated by Seller as of the date that is three (3) calendar days prior to the Closing Date (and delivered to Purchaser on or before the Closing Date).

“Assumed Liabilities” has the meaning set forth in Section 2.2(a).

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means a day on which banks are generally open for business in Palm Beach County, Florida, and which is not a Saturday or Sunday.

“Cash on Hand” means, as of any date, all cash on hand at the Office, including any petty cash, vault cash, teller cash, ATM cash, coin counter cash and prepaid postage.

“Closing” and “Closing Date” refer to the closing of the P&A Transaction, which is to be held on such date as provided in Article 3 and which shall be deemed to be effective at 5:00 p.m., Eastern Time, on such date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Controlling Party” has the meaning set forth in Section 11.1(g).

“Deposit(s)” means deposit liabilities with respect to deposit accounts (a) booked by Seller at the Office and (b) which (i) have been opened by a customer of Seller at the Office or (ii) a customer of Seller has requested be transferred to the Office, as of the close of business on the Closing Date, that constitute “deposits” for purposes of the Federal Deposit Insurance Act, 12 U.S.C. §1813, including collected and uncollected deposits and Accrued Interest, but excluding (1) any Excluded IRA Account Deposits and (2) any liabilities which, notwithstanding Section 7.4, are not transferable pursuant to applicable law or regulation. Schedule 1.1(b) contains a complete and accurate list of Deposits as of March 25, 2015 with such schedule (A) specifying the identity of the accountholder and the type of account for each Deposit and (B) including a copy of the general terms and conditions governing each category of Deposits, and such list shall be updated by Seller as of the date that is three (3) calendar days prior to the Closing Date (and delivered to Purchaser on or before the Closing Date).

“Direct Claim” has the meaning set forth in Section 11.1(c).

“Disclosure Supplement” has the meaning set forth in Section 7.5(d).

“Draft Allocation Statement” has the meaning set forth in Section 3.8(a).

“Draft Closing Statement” means a draft closing statement, prepared by Seller, as of the close of business on the third (3rd) Business Day preceding the Closing Date setting forth Seller’s reasonable estimated calculation of both the Purchase Price and the Estimated Payment Amount.

“Encumbrances” means all mortgages, claims, charges, liens, encumbrances, easements, limitations, restrictions, commitments and security interests, ordinances, restrictions, requirements, resolutions, laws or orders of any governmental authority now or hereafter acquiring jurisdiction over the Assets, and all amendments or additions thereto in force as of the date of this Agreement or in force as of the Closing Date, but specifically excluding (i) statutory liens securing Taxes and/or other payments not yet due, (ii) liens incurred in the ordinary course of business, including liens in favor of mechanics or materialmen, (iii) any such matters as do not materially and adversely affect the current use of the properties or assets subject thereto or affected thereby or which otherwise do not materially impair the business operations at such properties, (iv) the interests of lessors under the Equipment Leases, (v) obligations pursuant to applicable escheat and unclaimed property laws relating to the Escheat Deposits, (vi) zoning, building and other similar restrictions, (vii) those standard exceptions appearing as Schedule B items in a standard ALTA owners title insurance policy, and (viii) any encumbrances or defects set forth in the Title Insurance or otherwise discovered during the Property Review Period which are not Material Defects or which are specifically excluded from the definition of Encumbrances pursuant to Section 7.11(c).

“Environmental Law” means any Federal, state, or local law, statute, rule, regulation, code, order, judgment, decree, injunction or agreement with any Federal, state, or local governmental authority, (a) relating to the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of hazardous substances, in each case as amended and now in effect. Environmental Laws include the Clean Air Act (42 U.S.C. §7401 et seq.); the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. §9601 et seq.); the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.); the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.); and the Occupational Safety and Health Act (29 U.S.C. §651 et seq.).

“Equipment Lease Assignment” has the meaning set forth in Section 3.5(d).

“Equipment Leases” means, collectively, all equipment leases set forth on Schedule 1.1(c), to the extent exclusively related to equipment or other Personal Property located at the Office.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules, regulations and class exemptions of the U.S. Department of Labor thereunder.

“Estimated Payment Amount” means (x) the aggregate balance (including Accrued Interest) of the Deposits assumed by Purchaser pursuant to Section 2.2, minus (y) the Estimated Purchase Price, each as set forth on the Draft Closing Statement as reasonably agreed upon prior to the Closing by Seller and Purchaser.

“Estimated Purchase Price” means the Purchase Price as set forth on the Draft Closing Statement.

“Excluded Assets” has the meaning set forth in Section 2.1(c).

“Excluded Liabilities” has the meaning set forth in Section 2.2(b).

“Excluded IRA Account Deposits” has the meaning set forth in Section 2.4(c).

“Excluded Taxes” means (i) any Taxes of Seller or any of its Affiliates for or applicable to any period, (ii) any Taxes of, or relating to, the Assets, the Assumed Liabilities or the operation of the Office for, or applicable to, the Pre-Closing Tax Period, and (iii) Transfer Taxes.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Funds Rate” on any day means the per annum rate of interest (rounded upward to the nearest 1/100 of 1%) which is the weighted average of the rates on overnight federal funds transactions arranged on such day or, if such day is not a Business Day, the previous Business Day, by federal funds brokers computed and released by the Federal Reserve Bank of Atlanta (or any successor) in substantially the same manner as such Federal Reserve Bank currently computes and releases the weighted average it refers to as the “Federal Funds Effective Rate” at the date of this Agreement.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“FedWire Direct Deposit Cut-Off Date” has the meaning set forth in Section 4.3.

“Final Allocation Statement” has the meaning set forth in Section 3.8(a).

“Final Closing Statement” means a final closing statement, prepared by Seller in accordance with the accounting policies used in preparing the Draft Closing Statement, on or before the thirtieth (30th) calendar day following the Closing Date setting forth both the Purchase Price and the Adjusted Payment Amount.

“GAAP” has the meaning set forth in Section 1.2.

“Hazardous Substance” means any substance, whether liquid, solid or gas (a) listed, identified or designated as hazardous or toxic under Environmental Law or (b) which, applying criteria specified in any Environmental Law, is hazardous or toxic.

“IRA” means an “individual retirement account” or similar account created by a trust for the exclusive benefit of any individual or his beneficiaries in accordance with the provisions of Section 408 of the Code.

“IRS” means the Internal Revenue Service.

“Item” means checks, drafts, negotiable orders of withdrawal and items of a like kind which are drawn on or deposited and credited to the Deposit accounts.

“Loss” means the amount of out-of-pocket (i) losses, (ii) liabilities, (iii) damages and (iv) reasonable expenses actually incurred by the indemnified party or its Affiliates in connection with the matters described in Section 11.1, less the amount of the economic benefit (if any) to the indemnified party or its Affiliates actually realized thereby in connection with any such damage, loss, liability or expense (including net Tax benefits obtainable under applicable law, amounts recovered under insurance policies net of deductibles, recovery by setoffs or counterclaims, and other economic benefits).

“Material Adverse Effect” means (a) with respect to Seller, a material adverse effect on (i) the business or results of operations or financial condition of the Office, the Assets and the Assumed Liabilities, taken as a whole (excluding any effect to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or governmental agencies or authorities, (C) changes, after the date hereof, in global or national political conditions or in general U.S. or global economic or market conditions affecting banks or their holding companies generally (including general changes in interest or exchange rates or in credit availability and liquidity), (D) public disclosure of this Agreement, including the impact thereof on customers, suppliers, licensors and employees and others having business relationships with the Office, (E) the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism not directly involving or impacting the Assets or the Assumed Liabilities, or (F) actions by Purchaser or Seller taken pursuant to the express requirements of this Agreement; provided that such matters in clauses (B), (C) and (E) shall not be excluded to the extent that they have a materially disproportionate adverse effect on the Office, the Assets and Assumed Liabilities, taken as a whole or (ii) the ability of Seller or HoldCo to perform any of its financial or other obligations under this Agreement, including the ability of Seller to timely consummate the P&A Transaction as contemplated by this Agreement, and (b) with respect to Purchaser, a material adverse effect on the ability of Purchaser to perform any of its financial or other obligations under this Agreement, including the ability of Purchaser to timely consummate the P&A Transaction as contemplated by this Agreement.

“Non-Controlling Party” has the meaning set forth in Section 11.1(g).

“Office” means the banking office of Seller located at 10891 N. Military Trail, Palm Beach Gardens, Florida 33410-6515.

“Order” has the meaning set forth in Section 9.1(b).

“P&A Transaction” means the purchase and sale of Assets and the assumption of Assumed Liabilities described in Sections 2.1 and 2.2.

“Person” means any individual, corporation, company, partnership (limited or general), limited liability company, joint venture, association, trust or other business entity.

“Personal Property” means, other than any Excluded Assets, all of the personal property goods of Seller located in the Office and used or held for use in the business or operation of the Office consisting of the trade fixtures, shelving, furniture, leasehold improvements, on-premises ATMs (excluding Seller licensed software), equipment, security systems, safe deposit boxes

(exclusive of contents), vaults and sign structures.  Schedule 1.1(f) contains a list of the Personal Property as of March 31, 2015 (complete and accurate in all material respects) and such list shall be updated by Seller (and delivered to Purchaser) as of the date that is three (3) calendar days prior to the Closing Date (and delivered to Purchaser on or before the Closing Date).

“POS” has the meaning set forth in Section 4.8.

“Post-Closing Processing Period” has the meaning set forth in Section 4.2(c).

“Pre-Closing Tax Period” means a taxable period or portion thereof that ends on or prior to the Closing Date; if a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that ends on and includes the Closing Date shall constitute the Pre-Closing Tax Period.

“Property Taxes” means real, personal, and intangible ad valorem property Taxes.

“Purchase Price” has the meaning set forth in Section 2.3.

“Purchaser Taxes” has the meaning set forth in Section 11.1(g).

“Real Property” means the parcel of real property on which the Office is located including any improvements thereon and any easements, concessions, licenses or similar rights appurtenant thereto.

“Records” means all records and original documents, or where reasonable, appropriate copies thereof, in Seller’s possession or control that pertain to and are used by Seller to administer, reflect, monitor, evidence or record information respecting the business or conduct of the Office (including transaction tickets through the Closing Date and excluding any other transaction tickets and records for closed accounts) and all such records and original documents, or where reasonable and appropriate copies thereof, regarding the Assets, or the Deposits, including customer lists and all such records maintained in a network (including any remote location) or on electronic or magnetic media in the electronic database system of Seller reasonably accessible by Office, or to comply with the applicable laws and governmental regulations to which the Deposits are subject, including applicable unclaimed property and escheat laws;  provided, however, that Records shall not include general books of account and books of original entry that comprise Seller’s permanent tax records, the books and records that Seller is required to retain pursuant to any applicable law or order and the books and records related exclusively to the Excluded Assets or the Excluded Liabilities or personnel records that Seller is required by law to retain; and provided, further, that Purchaser shall be entitled to receive, at its expense, copies of the items set forth in the preceding proviso to the extent information set forth therein relates to the Office, the Assets or the Assumed Liabilities.

“Regulatory Approvals” means the approval of any Regulatory Authority required to consummate the P&A Transaction, including, without limitation, the approval of the Office of the Comptroller Currency with respect to the dissolution and liquidation of Seller.

“Regulatory Authority” means any federal or state banking, other regulatory, self-regulatory or enforcement authority or any court, administrative agency or commission or other governmental authority or instrumentality.

“Returned Items” has the meaning set forth in Section 4.9(c).

“Safe Deposit Agreements” means the agreements relating to safe deposit boxes located in the Office.

“Seller Disclosure Schedule” means the disclosure schedule of Seller delivered to Purchaser in connection with the execution and delivery of this Agreement, as the same may be updated in accordance with this Agreement.

“Seller Taxes” has the meaning set forth in Section 11.1(g).

“Seller’s knowledge” or other similar phrases means information that is actually known to the Persons set forth on Schedule 1.1(g).

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Survival Period” has the meaning set forth in Section 12.1(a).

“Tax Claim” has the meaning set forth in Section 11.1(g).

“Tax Returns” means any report, return, declaration, statement, claim for refund, information return or statement relating to Taxes or other information or document required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all taxes, charges, fees, levies or other like assessments, including income, gross receipts, excise, real and personal and intangible property, sales, use, transfer (including transfer gains taxes), withholding, license, payroll, recording, ad valorem and franchise taxes, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of another Person, imposed by the United States, or any state, local or foreign government or subdivision or agency thereof and such term shall include any interest, penalties or additions to tax attributable to such assessments.

“Title Insurance” has the meaning set forth in Section 3.5(j).

“Title Policy” has the meaning set forth in Section 3.5(j).

“Third Party Claim” has the meaning set forth in Section 11.1(d).

“Transaction Account” means any account at the Office in respect of which deposits therein are withdrawable in practice upon demand or upon which third party drafts may be drawn by the depositor, including checking accounts, negotiable order of withdrawal accounts and money market deposit accounts.

“Transfer Taxes” has the meaning set forth in Section 8.2.

“Transferred Employees” has the meaning set forth in Section 7.12(a).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local laws.

1.2Accounting Terms.  All accounting terms not otherwise defined herein shall have the respective meanings assigned to them in accordance with consistently applied generally accepted accounting principles as in effect from time to time in the United States of America (“GAAP”).

Article 2.

THE P&A TRANSACTION

2.1Purchase and Sale of Assets.

(a)Subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall grant, sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, all of Seller’s right, title and interest, as of the Closing Date, in and to the Real Property and the following (the following being referred to herein collectively as the “Assets”):

(i)the Personal Property;

(ii)the Equipment Leases and the Assumed Contracts;

(iii)the Cash on Hand;

(iv)the Safe Deposit Agreements;

(v)the Records; and

(vi)all overdrafts of the book balance of any of the Deposits not to exceed $500.00 for any account and not to exceed $5,000.00 in the aggregate for all Deposit accounts (the “Overdrafts”)

(b)Purchaser agrees and acknowledges that it is purchasing only the Real Property and the Assets (and assuming only the Assumed Liabilities) specified in this Agreement and, except as may be expressly provided for in this Agreement, Purchaser is not hereby acquiring any interest in or right to any business relationship that Seller or its Affiliates may have with any customer of the Office that is not contemplated hereby. Each party agrees and acknowledges that no credit card relationships, trust or custody relationships, or brokerage or investment management relationships are being sold hereby. Further, except as contemplated by

Section 7.8, no right to the use of any trade name, trademark or service mark, if any, of Seller, HoldCo or any of their respective Affiliates, is being sold hereby.

(c)In furtherance, and not in limitation, of the foregoing, Seller shall retain all assets not expressly purchased by Purchaser pursuant to Section 2.1(a), including, without limitation the following (collectively, the “Excluded Assets”):

(i)All loans associated with the Office;

(ii)All of Seller’s rights in and to the names “SOUTHBank” and “SOUTHBank F.S.B.” and any of Seller’s corporate logos, trademarks, service marks, trade names, signs, copyrights, uniform resource locators (URLs), domain names (and associated email addresses), internet websites, proprietary information, paper stock forms, labels, shipping materials, brochures, advertising and marketing materials and other supplies or rights containing any such rights referencing Seller or any of its Affiliates;

(iii)Any regulatory licenses or any other non-assignable licenses and permits;

(iv)Any proprietary software of Seller or any Affiliate of Seller;

(v)The personal property set forth on Schedule 2.1(c); and

(vi)All other assets, properties and rights of Seller or any of its affiliates relating to, located at, attributed to or used at branches, facilities or locations of Seller or any of its affiliates other than the Branch.

2.2Assumption of Liabilities.

(a)Subject to the terms and conditions set forth in this Agreement, at the Closing, Purchaser shall assume, pay, perform and discharge, as and when due, the duties, responsibilities, obligations and liabilities of Seller to be discharged, performed, satisfied or paid after the Closing Date with respect to the following (collectively, the “Assumed Liabilities”):

(i)the Deposits, including IRA Accounts to the extent contemplated by Section 2.4, but excluding Excluded IRA Account Deposits;

(ii)the Personal Property and the Real Property;

(iii)the Safe Deposit Agreements;

(iv)the Equipment Leases and the Assumed Contracts;

(v)liabilities for Taxes of, or relating to, the Assets, the Assumed Liabilities or the business or operation of the Office, other than Excluded Taxes; and

(vi)all liabilities, duties or obligations which are expressly identified elsewhere in this Agreement as being assumed, performed or discharged or paid by Purchaser.

(b)Other than the Assumed Liabilities expressly assumed hereunder, Purchaser shall not assume or be bound by any duties, responsibilities, obligations or liabilities, including those of Seller or of any of Seller’s Affiliates, of any kind or nature, known, unknown, contingent or otherwise (including (x) Excluded Taxes and (y) those related to any breaches of the Equipment Lease, Assumed Contract or Safe Deposit Agreement that occurred prior to the Closing Date (the “Excluded Liabilities”).

2.3Purchase Price.  The purchase price (“Purchase Price”) for the Assets shall be the sum of:

(a)The aggregate amount of Cash on Hand as of the Closing Date;

(b)A premium of $100,000 for the Deposits;

(c)$1,950,000 for the Real Property; and

(d)Subject to Section 2.1 (a) (vi), the balance of the Overdrafts shown on the books and records of Seller.

2.4Assumption of IRA Account Deposits.

(a)With respect to Deposits in IRAs, Seller will use commercially reasonable efforts and will cooperate with Purchaser in taking any action reasonably necessary to accomplish either the appointment of Purchaser as successor custodian or the delegation to Purchaser (or to an Affiliate of Purchaser) of Seller’s authority and responsibility as custodian of all such IRA deposits (except self-directed IRA deposits), including sending to the depositors thereof appropriate notices, cooperating with Purchaser (or such Affiliate) in soliciting consents from such depositors, and filing any appropriate applications with applicable Regulatory Authorities. If any such delegation is made to Purchaser (or such Affiliate), Purchaser (or such Affiliate) will perform all of the duties so delegated and comply with the terms of Seller’s agreement with the depositor of the IRA deposits affected thereby.

(b) “Excluded IRA Account Deposits” shall mean all IRA Accounts that, as of the Closing Date, Purchaser has not been substituted as successor custodian. On or prior to the Closing Date, the Excluded IRA Account Deposits shall be set forth on Schedule 2.4(b).

Article 3.

CLOSING PROCEDURES; ADJUSTMENTS

3.1Closing.

(a)The Closing will be held accomplished by electronic transmission of signature pages and wire transfer or in such other manner or place as may be agreed to by the parties.

(b)Subject to the satisfaction or, where legally permitted, the waiver of the conditions set forth in Article 9, the Closing Date shall be on the later of (i) June 30, 2015

(provided that such date may be delayed by Purchaser to the extent reasonably necessary to accommodate Purchaser’s conversion should Seller deliver the information contemplated by Section 4.1(b), Section 4.2(a) and Section 4.8 after the specific dates contemplated thereby) and (ii) the first Friday that is at least three (3) Business Days after the satisfaction or waiver (subject to applicable law) of each of the conditions set forth in Article 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions); provided, however, that, in no event, shall the Closing Date be earlier than thirty (30) calendar days following the date that the closing condition set forth in Section 9.1(a) shall have been satisfied.

3.2Payment at Closing.

(a)At the Closing, Seller shall pay to Purchaser an amount in dollars equal to the Estimated Payment Amount. Seller shall be responsible for payment of any Transfer Taxes due or incurred in connection with the transactions contemplated by this Agreement. The parties shall reasonably cooperate prior to the Closing Date to determine the amount of such Transfer Taxes, if any.

(b)All payments to be made hereunder by one party to the other shall be made by wire transfer of immediately available funds (in all cases to an account specified in writing by Seller or Purchaser, as the case may be, to the other not later than the third (3rd) Business Day prior to the date of payment) on or before 12:00 noon, Eastern Time, on the date of payment.

(c)If any instrument of transfer contemplated herein shall be recorded in any public record before the Closing and thereafter the Closing does not occur, then at the request of such transferring party the other party will deliver (or execute and deliver) such instruments and take such other action as such transferring party shall reasonably request to revoke such purported transfer.

3.3Adjustment of Purchase Price.

(a)On or before 12:00 noon, Eastern Time, on the thirtieth (30th) calendar day following the Closing Date, Seller shall deliver to Purchaser the Final Closing Statement and shall make available the work papers, schedules and other supporting data used by Seller to calculate and prepare the Final Closing Statement to enable Purchaser to verify the amounts set forth in the Final Closing Statement are accurate.

(b)The determination of the Adjusted Payment Amount shall be final and binding on the parties hereto on the thirtieth (30th) calendar day after receipt by Purchaser of the Final Closing Statement, unless Purchaser shall notify Seller in writing of its disagreement with any amount included therein or omitted therefrom, in which case, if the parties are unable to resolve the disputed items within ten (10) Business Days of the receipt by Seller of notice of such disagreement, such items shall be determined by a nationally or regionally recognized independent accounting firm selected by mutual agreement between Purchaser and Seller. Such accounting firm shall be instructed to resolve the disputed items within ten (10) Business Days of engagement, to the extent reasonably practicable. The determination of such accounting firm shall be final and binding on the parties hereto. The fees of any such accounting firm shall be divided equally between Purchaser and Seller.

(c)On or before 12:00 noon, Eastern Time, on the third (3rd) Business Day after the Adjusted Payment Amount shall have become final and binding or, in the case of a dispute, the date of the resolution of the dispute pursuant to Section 3.3(b), if the Adjusted Payment Amount exceeds the Estimated Payment Amount, Seller shall pay to Purchaser an amount in dollars equal to the amount of such excess, plus interest on such excess amount from the Closing Date to but excluding the payment date, at the Federal Funds Rate or, if the Estimated Payment Amount exceeds the Adjusted Payment Amount, Purchaser shall refund to Seller an amount in dollars equal to the amount of such excess, plus interest on such excess amount from the Closing Date to but excluding the payment date, at the Federal Funds Rate. Any payments required by Section 3.4 shall be made contemporaneously with the foregoing payment.

3.4Proration; Other Closing Date Adjustments.

(a)Except as otherwise specifically provided in this Agreement, it is the intention of the parties that Seller will operate the Office for its own account until 5:00 p.m., Eastern Time, on the Closing Date, and that Purchaser shall operate the Office, hold the Assets, the Real Property and assume the Assumed Liabilities for its own account after the Closing Date. Thus, except as otherwise specifically provided in this Agreement, certain items of income and expense that relate to the Assets, the Real Property, the Deposits and the Office shall be prorated as provided in Section 3.4(b) as of 5:00 p.m., Eastern Time, on the Closing Date. Those items being prorated will be handled at the Closing as an adjustment to the Purchase Price, or if not able to be calculated, in the Final Closing Statement, unless otherwise agreed by the parties hereto.

(b)For purposes of this Agreement, items of proration and other adjustments shall include: (i) rental payments under the Equipment Leases and periodic payments under the Assumed Contracts; (ii) Property Taxes and assessments; (iii) FDIC deposit insurance assessments; (iv) trustee or custodian fees on IRA Accounts; (v) to the extent relating to the Assets, the Real Property or the Assumed Liabilities, prepaid expenses and items and accrued but unpaid liabilities, as of the close of business on the Closing Date; and (vi) safe deposit rental payments under the Safe Deposit Agreements.

3.5Seller Deliveries.  At the Closing, Seller shall deliver to Purchaser:

(a)Special warranty deed and other instruments of conveyance as may be necessary to sell, transfer and convey all right, title and interest in and to the Real Property to Purchaser, free and clear of all Encumbrances (other than customary title exceptions that do not impair in any material respect Purchaser’s possession, use or enjoyment of any of the Real Property), in forms to be reasonably agreed upon by Seller and Purchaser;

(b)A bill of sale in substantially the form agreed upon by Seller and Purchaser prior to the Closing, pursuant to which the Personal Property shall be transferred to Purchaser;

(c)An assignment and assumption agreement in substantially the form agreed upon by Seller and Purchaser prior to the Closing, pursuant to which Purchaser shall assume the Assumed Liabilities (the “Assignment and Assumption Agreement”);

(d)Assignment and assumption agreements in substantially the form agreed upon by Seller and Purchaser prior to the Closing, with respect to each of the Equipment Leases (the “Equipment Lease Assignments”);

(e)Assignment and assumption agreements in substantially the form agreed upon by Seller and Purchaser prior to the Closing, with respect to each of the Assumed Contracts (the “Assumed Contract Assignments”);

(f)The certificate required to be delivered by Seller pursuant to Section 9.1(e);

(g)The Draft Closing Statement;

(h)Seller’s resignation as trustee or custodian, as applicable, with respect to each IRA or Keogh Account included in the Deposits and designation of Purchaser as successor trustee or custodian with respect thereto, as contemplated by Section 2.4;

(i)A certificate of non-foreign status pursuant to Treasury Regulations Section 1.1445-2(b)(2) from Seller, duly executed and acknowledged, substantially in the form of the sample certificates set forth in Treasury Regulation 1.1445-2(b)(2)(iv);

(j)Affidavits and such other customary documentation as shall be reasonably required by a title company selected by Purchaser and reasonably acceptable to Seller to issue title insurance policies (each, a “Title Policy,” and collectively, the “Title Insurance”) with respect to the Real Property insuring Purchaser or its designee as owner of marketable fee simple title;

(k)Seller’s keys to the safe deposit boxes and all other records as exist and are in Seller’s possession or control related to the safe deposit box business at the Office;

(l)Seller’s records related to the Deposits assumed by Purchaser hereunder as exist and are in the possession or control of Seller;

(m)The contract, agreements, leases and other documentation related to the Assets and the Assumed Liabilities;

(n)A certified copy of the resolutions of the board of directors of Seller approving the transactions contemplated hereby; and

(o)Such other documents as the parties determine are reasonably necessary to consummate the P&A Transaction as contemplated hereby.

3.6Purchaser Deliveries.  At the Closing, Purchaser shall deliver to Seller:

(a)The Assignment and Assumption Agreement;

(b)Purchaser’s acceptance of its appointment as successor trustee or custodian, as applicable, of the IRA Accounts included in the Deposits and assumption of the fiduciary obligations of the trustee or custodian with respect thereto, as contemplated by Section 2.4;

(c)The Equipment Lease Assignments and such other instruments and documents as any lessor under an Equipment Lease may reasonably require as necessary for providing for the assumption by Purchaser of an Equipment Lease, each such instrument and document in form and substance reasonably satisfactory to the parties and dated as of the Closing Date;

(d)The Assumed Contract Assignments and such other instruments and documents as any party under an Assumed Contract may reasonably require as necessary for providing for the assumption by Purchaser of an Assumed Contract, each such instrument and document in form and substance reasonably satisfactory to the parties and dated as of the Closing Date;

(e)The certificate required to be delivered by Purchaser pursuant to Section 9.2(e);

(f)A certified copy of the resolutions of the board of directors of Purchaser approving the transactions contemplated hereby; and

(g)Such other documents as the parties determine are reasonably necessary to consummate the P&A Transaction as contemplated hereby.

3.7Real Property Filings.  On the Closing Date, Purchaser shall file or record, or cause to be filed or recorded, any and all documents necessary in order that the legal and equitable title to the Real Property shall be duly vested in Purchaser. Any expenses with respect to such filings shall be borne by Purchaser, and the Title Insurance and all escrow closing costs shall be borne by Seller.

3.8Allocation of Purchase Price.

(a)No later than thirty (30) calendar days after the final determination of the Adjusted Payment Amount in accordance with the procedures set forth in Section 3.3, Purchaser shall prepare and deliver to Seller a draft of a statement (the “Draft Allocation Statement”) setting forth the allocation of the total consideration paid by Purchaser to Seller pursuant to this Agreement among the Assets and Real Property for purposes of Section 1060 of the Code. If, within thirty (30) calendar days of the receipt of the Draft Allocation Statement, Seller shall not have objected in writing to such draft, the Draft Allocation Statement shall become the Final Allocation Statement, as defined below. If Seller objects to the Draft Allocation Statement in writing within such thirty (30) calendar-day period, Purchaser and Seller shall negotiate in good faith to resolve any disputed items. If, within ninety (90) calendar days after the final determination of the Adjusted Payment Amount in accordance with the procedures set forth in Section 3.3, Purchaser and Seller fail to agree on such allocation, any disputed aspects of such allocation shall be resolved by a nationally recognized independent accounting firm mutually acceptable to Purchaser and Seller. The allocation of the total consideration, as agreed upon by Purchaser and Seller (as a result of either Seller’s failure to object to the Draft Allocation Statement or of good faith negotiations between Purchaser and Seller) or determined by an accounting firm under this Section 3.8(a) (the “Final Allocation Statement”), shall be final and binding upon the parties. Each of Purchaser and Seller shall bear all fees and costs incurred by it in connection with the determination of the allocation of the total consideration, except that the parties shall each pay one-half (50%) of the fees and expenses of such accounting firm.

(b)Purchaser and Seller shall report the transaction contemplated by this Agreement (including income Tax reporting requirements imposed pursuant to Section 1060 of the Code) in accordance with the allocation specified in the Final Allocation Statement. Each of Purchaser and Seller agrees to timely file, or cause to be timely filed, IRS Form 8594 (or any comparable form under state or local Tax law) and any required attachment thereto in accordance with the Final Allocation Statement. Except as otherwise required pursuant to a “determination” under Section 1313 of the Code (or any comparable provision of state or local law), neither Purchaser nor Seller shall take, or shall permit its Affiliates to take, a Tax position that is inconsistent with the Final Allocation Statement. In the event any party hereto receives notice of an audit in respect of the allocation of the consideration paid for the Assets, such party shall immediately notify the other party in writing as to the date and subject of such audit. Any adjustment to the Purchase Price pursuant to Section 3.3 shall be allocated among the Assets by reference to the item or items to which such adjustment is attributable.

Article 4.

TRANSITIONAL MATTERS

4.1Transitional Arrangements.  Seller and Purchaser agree to cooperate and to proceed as follows to effect the transfer of account record responsibility for the Office:

(a)Not later than seven (7) calendar days after the date of this Agreement, the parties will arrange a discussion between representatives of Purchaser and Seller in order to investigate, confirm and agree upon mutually acceptable transaction settlement procedures and specifications, files, procedures and schedules, for the transfer of account record responsibility.

(b)Seller shall use commercially reasonable efforts to deliver to Purchaser (i) the specifications and conversion sample files within thirty (30) calendar days after the date of this Agreement and (ii) a detailed trial balance within ten (10) calendar days after the date of this Agreement.

(c)From time to time prior to the Closing, after Purchaser has tested and confirmed the conversion sample files, Purchaser may request and Seller shall provide reasonable additional file-related information, including complete name and address, account masterfile, ATM account number information, applicable transaction and stop/hold/caution information, account-to-account relationship information, online banking detail to facilitate the transfer of customers’ bill pay records to a new account, and any other related information with respect to the Deposits.

4.2Customers.

(a)Not later than thirty (30) calendar days nor earlier than sixty (60) calendar days prior to the Closing Date (except as otherwise required by applicable law):

(i)Seller will notify the holders of Deposits to be transferred on the Closing Date that, subject to the terms and conditions of this Agreement, Purchaser will be assuming liability for such Deposits;

(ii)Each of Seller and Purchaser shall provide, or join in providing where appropriate, all notices to customers of the Office and other Persons that either Seller or Purchaser, as the case may be, is required to give under applicable law or the terms of any other agreement between Seller and any customer in connection with the transactions contemplated hereby.

A party proposing to send or publish any notice or communication pursuant to this Section 4.2 shall furnish to the other party a copy of the proposed form of such notice or communication, to the extent reasonably practicable, three (3) Business Days in advance of the proposed date of the first mailing, posting, or other dissemination thereof to customers, and shall not unreasonably refuse to amend such notice to incorporate any changes that the other such party proposes as necessary to comply with applicable law. All costs and expenses of any notice or communication sent or published by Purchaser or Seller shall be the responsibility of the party sending such notice or communication and all costs and expenses of any jointly sent notice or communication shall be shared equally by Seller and Purchaser. Seller shall use its commercially reasonable efforts to, as soon as reasonably practicable and in any event within twenty one (21) calendar days after the date hereof, provide to Purchaser a report of the names and addresses of the owners of the Deposits and the lessees of the safe deposit boxes as of a recent date hereof in connection with the mailing of such materials and Seller shall provide updates to such report at reasonable intervals thereafter upon the reasonable request of Purchaser from time to time. No communications by Purchaser, and no communications by Seller outside the ordinary course of business, to any such owners, borrowers, customers or lessees as such shall be made prior to the Closing Date, except as provided in this Agreement or otherwise agreed to by the parties in writing.

(b)Following the giving of any notice described in Section 4.2(a), Purchaser and Seller shall deliver to each new customer at the Office such notice or notices as may be reasonably necessary to notify such new customers of Purchaser’s pending assumption of liability for the Deposits and to comply with applicable law.

(c)Neither Purchaser nor Seller shall object to the use, by depositors of the Deposits, of payment orders issued to or ordered by such depositors on or prior to the Closing Date, which payment orders bear the name, or any logo, trademark, service mark or the proprietary mark of Seller, HoldCo or any of their respective Affiliates;  provided, however, that Purchaser shall notify Deposit account customers that, upon the expiration of a post-Closing processing period, which shall be sixty (60) calendar days after the Closing Date (the “Post-Closing Processing Period”), any Items that are drawn on Seller shall not thereafter be honored by Seller. Such notice shall be given by delivering written instructions to such effect to such Deposit account customers in accordance with this Section 4.2.

(d)During the period beginning on the Closing Date and ending on the sixtieth (60th) calendar day thereafter, Seller shall, by commercially reasonable efforts and at Purchaser’s expense, (A) accept as a correspondent bank for forwarding to Purchaser all Items that are presented to Seller for payment or credit in any manner including through Seller’s Federal Reserve cash letters or correspondent bank cash letters or deposited by Deposit account customers, correspondent banks or others but excluding ATM withdrawals, deposits and transfers unless initiated with an automated teller machine card issued by Purchaser; and (B) send all such items in the form of an ICL (Image Cash Letter) and make available to Purchaser at 10:00 a.m., Eastern Time to the extent reasonably practicable but in any event no later than 11:00 a.m., Eastern Time, on the Business Day after presentation to Seller. For deposits processed in error by Seller, copies of the deposit slips and copies of the deposited items will be batched and provided to Purchaser by 1:00 p.m., Eastern Time, on the next Business Day and will be provided via secured email to allow memo posting of the deposits to the customer accounts.

4.3Direct Deposits.  Seller will transfer to Purchaser on the Closing Date all of those automated clearing house (“ACH”) and FedWire direct deposit arrangements related (by agreement or other standing arrangement, if any) to the Deposits that are in Seller’s ACH warehouse system and will use its commercially reasonable efforts to so transfer any other such arrangements. For a period of sixty (60) calendar days following the Closing, in the case of ACH direct deposits to accounts constituting Deposits (the final Business Day of such period being the “ACH Direct Deposit Cut-Off Date”), Seller shall transfer to Purchaser all received ACH direct deposits each Business Day at 10:00 a.m., Eastern Time, to the extent reasonably practicable, but in any event not later than 11:00 a.m., Eastern Time. Such transfers shall contain Direct Deposits effective for that Business Day only. On each Business Day, for a period of sixty (60) calendar days following the Closing Date (the final Business Day of such period being the “FedWire Direct Deposit Cut-Off Date”), FedWires received by Seller for credit to accounts constituting Deposits shall be returned (as soon as is practicable after receipt) to the originator with an indication of Purchaser’s correct Wire Room contact information and an instruction that such wire should be sent to Purchaser. Compensation for ACH direct deposits or FedWire direct deposits not forwarded to Purchaser on the same Business Day as that on which Seller has received such deposits will be handled in accordance with the applicable rules established by the United States Council on International Banking. After the respective ACH Direct Deposit Cut-Off Date or FedWire Direct Deposit Cut-Off Date, Seller may discontinue accepting and forwarding ACH and FedWire entries and funds and return such direct deposits to the originators marked “Account Closed.” Seller and its Affiliates shall not be liable for any overdrafts that may thereby be created. Purchaser and Seller shall agree on a reasonable period of time prior to the Closing during which Seller will no longer be obligated to accept new direct deposit arrangements related to the Office. At the time of the ACH Direct Deposit Cut-Off Date, Purchaser will provide ACH originators with account numbers relating to the Deposits.

4.4Direct Debits.  As soon as practicable after the notice provided in Section 4.2(a), Purchaser shall send appropriate notice to all customers having accounts constituting Deposits the terms of which provide for direct debit of such accounts by third parties, instructing such customers concerning the transfer of customer direct debit authorizations from Seller to

Purchaser. Such notice shall be in a form reasonably agreed to by the parties. For a period of sixty (60) calendar days following the Closing, Seller shall transfer to Purchaser all received direct debits on accounts constituting Deposits each Business Day at 10:00 a.m., Eastern Time, to the extent reasonably practicable, but in any event not later than 11:00 a.m., Eastern Time. Such transfers shall contain Direct Debits effective for that Business Day only. Thereafter, Seller may discontinue forwarding such entries and return them to the originators marked “Account Closed.” Purchaser and Seller shall agree on a reasonable period of time prior to the Closing during which Seller will no longer be obligated to accept new direct debit arrangements related to the Office. Beginning on the Closing Date, Purchaser shall provide ACH originators of such Direct Debits with account numbers relating to the Deposits.

4.5Access to Records.

(a)From and for a period of two (2) years after the Closing Date, each of the parties shall permit the other reasonable access to any applicable Records in its possession or control relating to matters arising on or before the Closing Date and reasonably necessary, solely in connection with (i) accounting purposes, (ii) regulatory purposes, (iii) any unaffiliated third party claim, action, litigation or other proceeding involving the party requesting access to such Records, (iv) any legal obligation owed by such party to any present or former depositor or other customer, or (v) Tax purposes, subject to confidentiality requirements and applicable law. Such party requesting such access shall not use the Records or any information contained therein or derived therefrom for any other purpose whatsoever. All Records, whether held by Purchaser or Seller, shall be maintained for such periods as are required by law, unless the parties shall agree in writing to a longer period. Between the date hereof and the Closing Date, Purchaser and Seller shall use commercially reasonable efforts to agree to policies and procedures to be followed by each party in connection with any request by Purchaser, following the Closing Date, for Seller to provide it with Records retained by Seller following the Closing.

(b)Each party agrees that any records or documents that come into its possession as a result of the transactions contemplated by this Agreement, to the extent relating to the other party’s business and not relating to the Assets, the Real Property, the Assumed Liabilities or the business of the Office (which becomes the property of Purchaser), shall remain the property of the other party, and shall, upon the other party’s request from time to time and as it may elect in its sole discretion, be returned to the other party or destroyed, and each party agrees not to make any use of such records or documents and to keep such records and documents confidential in accordance with Section 7.2(c).

4.6Interest Reporting and Withholding.

(a)Unless otherwise agreed to by the parties, Seller will report to applicable taxing authorities and holders of Deposits, with respect to the period from January 1 of the year in which the Closing occurs through the Closing Date, all interest (including dividends and other distributions with respect to money market accounts) credited to, withheld from and any early withdrawal penalties imposed upon, the Deposits. Purchaser will report to the applicable taxing authorities and holders of Deposits, with respect to all periods from the day after the Closing Date, all such interest credited to, withheld from and any early withdrawal penalties imposed upon, the Deposits. Any amounts required by any governmental agencies to be withheld from any of the Deposits through the Closing Date will be withheld by Seller in accordance with applicable law or appropriate notice from any governmental agency and will be remitted by Seller to the appropriate agency on or prior to the applicable due date. Any such withholding required to be made subsequent to the Closing Date will be withheld by Purchaser in accordance with applicable law or appropriate notice from any governmental agency and will be remitted by Purchaser to the appropriate agency on or prior to the applicable due date.

(b)Unless otherwise agreed by the parties, Seller shall be responsible for delivering to payees all IRS notices and forms with respect to information reporting and tax identification numbers required to be delivered through the Closing Date with respect to the Deposits, and Purchaser shall be responsible for delivering to payees all such notices and forms required to be delivered following the Closing Date with respect to the Deposits.

4.7Negotiable Instruments.  Seller will remove any supply of Seller’s money orders, official checks, gift checks, travelers’ checks or any other negotiable instruments located at each of the Office on the Closing Date.

4.8ATM/Debit Cards; POS Cards.  Seller will use its commercially reasonable efforts to provide Purchaser with a list of ATM access/debit cards and Point-of-Sale (“POS”) cards issued by Seller to depositors of any Deposits, and a record thereof in a format reasonably agreed to by the parties containing all addresses therefor, no later than twenty-one (21) calendar days after the date of this Agreement, and Seller will provide Purchaser with an updated record forty-five (45) calendar days prior to the Closing Date. At or promptly after the Closing, Seller will provide Purchaser with a revised record through the Closing. In instances where a depositor of a Deposit made an assertion of error regarding an account pursuant to the Electronic Funds Transfer Act and Federal Reserve Board Regulation E, and Seller, prior to the Closing, recredited the disputed amount to the relevant account during the conduct of the error investigation, Purchaser agrees to comply with a written request from Seller to debit such account in a stated amount and remit such amount to Seller, to the extent of the balance of funds available in the accounts. Seller agrees to indemnify Purchaser for any claims or losses that Purchaser may incur as a result of complying with such request from Seller. Following receipt of all Regulatory Approvals (except for the expiration of statutory waiting periods), Purchaser shall reissue ATM access/debit cards to depositors of any Deposits not earlier than forty-five (45) Business Days nor later than ten (10) Business Days prior to the Closing Date, which cards shall be effective on or before 5:00 p.m., Eastern Time, on the day immediately following the Closing Date. Purchaser and Seller agree to settle any and all ATM transactions and POS transactions effected on or before 5:00 p.m., Eastern Time, on the Closing Date, but processed after the Closing Date, as soon as practicable. In addition, Purchaser assumes responsibility for and agrees to pay on presentation all POS transactions initiated before the Closing with POS cards issued by Seller to access Transaction Accounts.

4.9Data Processing Conversion for the Office and Handling of Certain Items.

(a)The conversion of the data processing with respect to the Office and the Assets and Assumed Liabilities will be completed on the Closing Date unless otherwise agreed to by the parties. Seller and Purchaser agree to cooperate to facilitate the orderly transfer of data processing information in connection with the P&A Transaction. Within ten (10) Business Days of the date of this Agreement, Purchaser and/or its representatives shall be permitted reasonable access (subject to the provisions of Section 7.2(a)) to review the Office for the purpose of installing automated equipment for use by Office personnel. Following the receipt of the Regulatory Approvals (except for the expiration of statutory waiting periods) or with the approval of Seller, Purchaser shall be permitted, at its expense and without unreasonably interfering with the operations of the Office, to install and test communication lines, both internal and external, from each site and prepare for the installation of automated equipment on the Closing Date.

(b)As soon as practicable and in no event more than three (3) Business Days after the Closing Date, Purchaser shall mail to each depositor in respect of a Transaction Account (i) a letter approved by Seller requesting that such depositor promptly cease writing Seller’s drafts against such Transaction Account and (ii) new drafts which such depositor may draw upon Purchaser against such Transaction Accounts. Purchaser shall use commercially reasonable efforts to cause these depositors to begin using such drafts and cease using drafts bearing Seller’s name. The parties hereto shall use commercially reasonable efforts to develop procedures that cause Seller’s drafts against Transaction Accounts received after the Closing Date to be cleared through Purchaser’s then-current clearing procedures. During the sixty (60) calendar day period after the Closing Date, if it is not possible to clear Transaction Account drafts through Purchaser’s then-current clearing procedures, Seller shall make available to Purchaser as soon as practicable but in no event more than one (1) Business Day after receipt all Transaction Account drafts drawn against Transaction Accounts. Seller shall have no obligation to pay such forwarded Transaction Account drafts. Upon the expiration of such sixty (60) calendar day period, Seller shall cease forwarding drafts against Transaction Accounts.

(c)Any items that were credited for deposit to or cashed against a Deposit prior to the Closing and are returned unpaid on or within sixty (60) calendar days after the Closing Date (“Returned Items”) will be handled as set forth herein. Except as set forth below, Returned Items shall be the responsibility of Seller. If depositor’s bank account at Seller is charged for the Returned Item, Seller shall forward such Returned Item to Purchaser. If upon Purchaser’s receipt of such Returned Item there are sufficient funds in the Deposit to which such Returned Item was credited or any other Deposit transferred at the Closing standing in the name of the party liable for such Returned Item, Purchaser will debit any or all of such Deposits an amount equal in the aggregate to the Returned Item, and shall repay that amount to Seller. If there are not sufficient funds in the Deposit because of Purchaser’s failure to honor holds placed on such Deposit, Purchaser shall repay the amount of such Returned Item to Seller. Any items that were credited for deposit to or cashed against an account at the Office to be transferred at the Closing prior to the Closing and are returned unpaid more than sixty (60) calendar days after the Closing will be the responsibility of Seller.

(d)During the sixty (60) calendar day period after the Closing Date, any deposits or other payments received by Purchaser in error shall be returned to Seller within two (2) Business Days of receipt by Purchaser.

(e)Prior to the Closing Date, Purchaser will open and maintain a demand deposit account with Seller for deposits, to be used for settlement activity following the Closing Date. Seller will provide Purchaser with a daily statement for this account and Purchaser will be responsible for initiating all funding and draw-down activity against this account. Purchaser will ensure that all debit (negative) balances are funded no later than one day following the day the account went into a negative status. Activity that will be settled through this account will include but not be limited to: items drawn on a Deposit but presented to Seller for payment, ACH transactions, Direct Debit transactions and Returned Items.

4.10Expenses Relating to Transitional Matters.  Purchaser shall be responsible for the payment of all third party fees or expenses incurred in connection with the preparation and delivery of data, files and other information contemplated by this Article 4 not to exceed $5,000.00 in the aggregate.

Article 5.

REPRESENTATIONS AND WARRANTIES OF SELLER AND HOLDCO

Except as set forth in the Seller Disclosure Schedule (any matter set forth in any section of the Seller Disclosure Schedule shall qualify all representations and warranties set forth in Article 5 to the extent reasonably apparent from such disclosure), HoldCo and Seller jointly and severally represent and warrant to Purchaser as follows:

5.1Corporate Organization and Authority.

(a)Seller is a Federal Savings Bank, duly organized and validly existing under the laws of the United States, and has the requisite power and authority to conduct the business now being conducted at the Office. Seller has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and (assuming due authorization, execution and delivery by Purchaser) is a valid and binding agreement of Seller enforceable against Seller in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)HoldCo is a Delaware corporation, duly organized and validly existing under the laws of the State of Delaware.  HoldCo has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by HoldCo and (assuming due authorization, execution and delivery by Purchaser) is a valid and binding agreement of HoldCo enforceable against HoldCo in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5.2No Conflicts.  Except as set forth in Section 5.2 of the Seller Disclosure Schedule, the execution, delivery and performance of this Agreement by each of Seller and HoldCo does not, and will not, (i) violate any provision of its charter or by-laws, (ii) subject to receipt of all Regulatory Approvals, violate or constitute a breach of, or default under, any law, rule, regulation, judgment, decree, ruling or order of any court, government or governmental agency to which it is subject or any agreement or instrument of it, or to which it is subject or by which it is otherwise bound, which violation, breach, contravention or default referred to in this clause (ii), individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Seller (assuming the receipt of any required third party consents under the Equipment Leases and the Assumed Contracts in respect of the transactions herein contemplated) or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the Assets or the Real Property under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Seller is a party, or by which Seller or any of Seller’s properties or assets may be bound or affected, which breach, conflict, loss of benefit, termination, cancellation, acceleration, Encumbrance, violation or default would materially impact the Assets, the Real Property and Assumed Liabilities or materially prevent or delay Seller from performing Seller’s obligations under this Agreement in all material respects. Seller has all licenses, franchises, permits, certificates of public convenience, orders and other authorizations of all federal, state and local governments and governmental authorities necessary for the lawful conduct of Seller’s business at the Office as now conducted in all material respects, and except as set forth in Section 5.2 of the Seller Disclosure Schedule, all such material licenses, franchises, permits, certificates of public convenience, orders and other authorizations are valid and in good standing and, to its knowledge, are not subject to any suspension, modification, revocation or proceedings related thereto.

5.3Approvals and Consents.  Other than Regulatory Approvals or as set forth in Section 5.3 of the Seller Disclosure Schedule, no notices, reports or other filings are required to be made by Seller with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller from, any governmental or regulatory authorities of the United States or the several States or any other third party in connection with the execution and delivery of this Agreement by Seller or HoldCo and the consummation of the transactions contemplated hereby by Seller or HoldCo, the failure to make or obtain any or all of which, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

5.4Litigation and Undisclosed Liabilities.  There are no actions, complaints, petitions, suits or other proceedings or any decree, injunction, judgment, order or ruling entered, promulgated or pending or, to its knowledge, threatened against Seller and affecting or relating to in any manner the Office, the Assets, the Real Property, or the Assumed Liabilities or against the Office.  To its knowledge, there are no facts or circumstances that would reasonably be expected to result in any material claims, obligations or liabilities with respect to the Office, the Assets, the Real Property or the Assumed Liabilities other than as otherwise disclosed in this Agreement, including the Schedules hereto and the Seller Disclosure Schedule.

5.5Regulatory Matters.

(a)Except as set forth in Section 5.5(a) of the Seller Disclosure Schedule, there are no pending actions or proceedings between Seller and any federal, state or local governmental agency or authority materially affecting the Office, the Assets, the Real Property, or the Assumed Liabilities or, to its knowledge, any such threatened actions or proceedings.

(b)Neither Seller nor any of its Affiliates has received any statement from any federal or state governmental agency or authority that such agency would oppose or refuse to grant a Regulatory Approval and it knows of no reason relating to it or its Affiliates for any such opposition or refusal.

(c)Except as set forth in Section 5.5(c) of the Seller Disclosure Schedule, neither Seller nor any of its Affiliates is a party to any written order, decree, agreement or memorandum of understanding with, or commitment letter or similar submission to, any federal or state regulatory agency or authority charged with the supervision or regulation of depository institutions, nor has any of them been advised by any such agency or authority that it is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, commitment letter or submission, in each case materially affecting the Office, the Assets, the Real Property, or the Assumed Liabilities.

5.6Compliance with Laws.  All business of the Office or relating to the Assets, the Real Property, and the Assumed Liabilities has been conducted in compliance, in all material respects, with all federal, state and local laws, regulations, rules and ordinances applicable thereto, except non-compliance which would not reasonably be expected to have a Material Adverse Effect. The Deposits and deposit accounts were opened, extended or made, and have been maintained, in accordance in all material respects with all applicable federal, state and local laws, regulations, rules and orders, and the terms and conditions of the applicable agreements and account documents governing such Deposits and deposit accounts.

5.7Records.  The Records accurately reflect in all material respects as of their respective dates the net book value of the Assets and Assumed Liabilities being transferred to Purchaser hereunder and all other matters the Records purport to present. The Records include all customary Office, customer and customer-related information reasonably necessary to service the Deposits on an ongoing basis and as may be required under applicable law.

5.8Title to Assets.  Seller is the lawful owner of, or in the case of leased Assets, has a valid leasehold interest in, each of the Assets, free and clear of all Encumbrances. Subject to the terms and conditions of this Agreement, on the Closing Date Purchaser will acquire good and marketable title to, or in the case of leased Assets, a valid leasehold interest in, all of the Assets, free and clear of any Encumbrances.

5.9Deposits.  The deposit agreements and other documents relating to the Deposits to be delivered or made available to Purchaser will be those that are necessary to establish the amounts or other terms of the Deposits that will govern the terms of the Deposit accounts and that evidence the Deposits. The Deposit accounts are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid in full when due. All of the Deposits are transferable at the Closing to Purchaser, and to its knowledge, there are no Deposits that are subject to any judgment, decree or order of any court or governmental authority.

5.10Environmental Laws; Hazardous Substances.  The Real Property:

(i)is and has been operated by Seller in all material respects in compliance with all applicable Environmental Laws;

(ii)is not the subject of any written notice received by Seller from any governmental authority or other Person alleging the material violation of, or material liability under, any applicable Environmental Law;

(iii)to its knowledge, is not currently subject to any court order, administrative order or decree arising under any Environmental Law;

(iv)has not been used by Seller or, to its knowledge, any other Person for the disposal of Hazardous Substances, and to its knowledge, is not contaminated with any Hazardous Substances requiring remediation or response under any applicable Environmental Law; and

(v)to its knowledge, has not had any material releases, emissions, or discharges of Hazardous Substances except as permitted under applicable Environmental Laws which have not been remediated in all material respects.

5.11Brokers’ Fees. Neither Seller nor HoldCo has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement, except for fees and commissions for which it shall be solely liable.

5.12Property.

(a)Seller has, and will convey to Purchaser at the Closing, good and marketable title to the Real Property, free and clear of all Encumbrances.  No person other than the Seller has (or will have, at the Closing) any right in the Real Property or any right to use or occupy any portion of the Real Property.  To its knowledge, the building, structure, fixtures and appurtenances comprising parts of the Real Property are in reasonable operating condition.  The Seller has operated the Real Property in accordance with all applicable laws, except where such violation is not reasonably likely to have a Material Adverse Effect.

(b)It has not received any written notice of any material uncured current violations, citations, summonses, subpoenas, compliance orders, directives, suits, other legal processes, or other written notice of liability under applicable zoning, building, fire and other applicable laws and regulations relating to the Real Property, and, except as would not reasonably be expected, individually or in the aggregate, to materially affect Purchaser’s use and enjoyment of the Real Property, there is no action, suit, proceeding or investigation pending or, to its knowledge, threatened before any governmental authority that relates to Seller or the Real Property.

(c)It has not received any written notice of any actual or pending condemnation proceeding relating to the Office which remains in effect.

(d)It has received no written notice of any material default or breach by Seller under any covenant, condition, restriction, right of way or easement affecting the Real Property or any portion thereof, and, to its knowledge, no such default or breach now exists.

(e)Neither Seller nor any of its Affiliates has entered into any agreement regarding the Real Property and the Real Property is not subject to any claim, demand, suit, lien, proceeding or litigation of any kind, pending or outstanding, or, to its knowledge, threatened, that would be binding upon Purchaser or its successors or assigns and materially affect or limit Purchaser’s or its successors’ or assigns’ use and enjoyment of the Real Property as currently operated.

(f)Seller has valid title to its Personal Property, free and clear of all Encumbrances, and has the right to sell, convey, transfer, assign and deliver to Purchaser all of the Personal Property. The Personal Property is in reasonable working order in all material respects (subject to ordinary wear and tear).

5.13Absence of Certain Changes or Events.

(a)Since December 31, 2014, no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Seller.

(b)Since December 31, 2014, Seller has not taken, or committed to take, any action, nor has the board of directors of Seller resolved to take any action, that, if so taken, committed to or resolved on or after the date of this Agreement would not be permitted under Section 7.1(d) without Purchaser’s consent.

5.14Available Funds.  Seller has, and as of the Closing Date will have, sufficient funds to consummate the transactions contemplated by this Agreement, including the making of payment pursuant to Section 3.2 and, if applicable, Section 3.3.

5.15Post-Closing Condition.  After the Closing and immediately after giving effect to the transactions contemplated by this Agreement, including the making of payments pursuant to Section 3.2 and, if applicable, Section 3.3, (i) the consolidated assets of Seller and its subsidiaries will, as of such date, exceed their consolidated debts and liabilities (subordinated, contingent or otherwise), and (ii) Seller and its subsidiaries will be able to pay, as of such date, their consolidated debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured. For purposes of this Section, the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that would reasonably be expected to become an actual or matured liability.

5.16Limitations on Representations and Warranties.  Except for the representations and warranties specifically set forth in this Agreement, neither Seller, HoldCo, nor any of their agents, Affiliates or representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Purchaser or any of its agents, Affiliates or representatives, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Seller and HoldCo hereby disclaim any such representation or warranty whether by Seller, HoldCo or any of their officers, directors, employees, agents or representatives or any other Person.

Article 6.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller and HoldCo as follows:

6.1Corporate Organization and Authority.  Purchaser is a national banking association and is duly organized and validly existing under the laws of the United States and has the requisite power and authority to conduct the business conducted at the Office substantially as currently conducted by Seller. Purchaser has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

6.2No Conflicts.  The execution, delivery and performance of this Agreement by Purchaser does not, and will not, (i) violate any provision of its charter or by-laws or (ii) subject to the Regulatory Approvals, violate or constitute a breach of, or default under, any law, rule, regulation, judgment, decree, ruling or order of any court, government or governmental authority to which Purchaser is subject or any agreement or instrument of Purchaser, or to which Purchaser is subject or by which Purchaser is otherwise bound, which violation, breach, contravention or default referred to in this clause (ii), individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

6.3Approvals and Consents.  Other than the Regulatory Approvals, no notices, reports or other filings are required to be made by Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser from, any governmental or regulatory authority of the United States or the several States or any other Person in connection with the execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby by Purchaser, the failure to make or obtain any or all of which, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

6.4Regulatory Matters.

(a)There are no pending or, to Purchaser’s knowledge, threatened disputes or controversies between Purchaser and any federal, state or local governmental agency or authority that, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

(b)Neither Purchaser nor any of its Affiliates has received any indication from any federal or state governmental agency or authority that such agency would oppose or refuse to grant Regulatory Approval for the P&A Transaction, and Purchaser knows of no reason that it will not timely receive any necessary approval or authorization of all applicable bank Regulatory Authorities for the P&A Transaction.

(c)Neither Purchaser nor any of its Affiliates is a party to any written order, decree, agreement or memorandum of understanding with, or commitment letter or similar submission to, any federal or state regulatory agency or authority charged with the supervision or regulation of depository institutions, nor has Purchaser been advised by any such agency or authority that it is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, commitment letter or submission, in each case that, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

6.5Litigation and Undisclosed Liabilities.  There are no actions, suits or proceedings pending or, to Purchaser’s knowledge, threatened against Purchaser, or obligations or liabilities (whether or not accrued, contingent or otherwise) or, to Purchaser’s knowledge, facts or circumstances that could reasonably be expected to result in any claims against or obligations or liabilities of Purchaser that, individually or in the aggregate, would have a Material Adverse Effect.

6.6Operation of the Office.  Purchaser intends to continue to provide retail and business banking services in the geographical area served by the Office.

6.7Brokers’ Fees.  Purchaser has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement, except for fees and commissions for which Purchaser shall be solely liable.

6.8Limitations on Representations and Warranties.  Except for the representations and warranties specifically set forth in this Agreement, neither Purchaser nor any of its agents, Affiliates or representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Seller, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Purchaser hereby disclaims any such representation or warranty whether by Purchaser or any of its officers, directors, employees, agents or representatives or any other Person.

Article 7.

COVENANTS OF THE PARTIES

7.1Activity in the Ordinary Course.  From the date hereof until the Closing Date, (i) except as set forth in Schedule 7.1 of the Seller Disclosure Schedule, (ii) as may be required by a Regulatory Authority or applicable law or (iii) as otherwise expressly provided hereby, Seller (a) will, with respect to the Office, the Assets and the Assumed Liabilities, use its commercially reasonable efforts to preserve its business relationships with depositors and borrowers, (b) will maintain the Office in its current condition, ordinary wear and tear excepted, (c) use its commercially reasonable efforts to conduct the business of the Office and preserve the Assets and Assumed Liabilities in all material respects in the ordinary and usual course of business consistent with past practice and (d) shall not, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i)Establish or price Deposits at the Office other than in the ordinary course of business consistent with Seller’s past practices (including deposit pricing policies in effect for such Office as of the date hereof), subject to the limitation in (ii) below;

(ii)Offer interest rates or terms on any category of Deposits at the Office in a manner inconsistent with Seller’s past practice;

(iii)Introduce new products or market promotions at the Office other than market promotions in the ordinary course of business consistent with Seller’s past practices;  provided, however, that in no event shall Seller offer any “teaser” interest rates in the course of introducing any new market promotion permitted under this Section 7.1(iii);

(iv)Transfer to or from the Office to or from any of Seller’s other operations or Office any material Assets, the Real Property or any Deposits (except pursuant to an unsolicited customer request where it would be customary banking practice to honor such request);

(v)Sell, transfer, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to sell, transfer, assign, encumber or dispose of any of the Assets, the Real Property, or Deposits existing on the date hereof, except in the ordinary course of business consistent with past practice;

(vi)Make or agree to make any individual capital expenditure in respect of the Assets, the Real Property, or the Assumed Liabilities in excess of $5,000; provided  that with respect to any written request for Purchaser’s consent for proposed capital expenditures that Seller deems to be for “emergency purposes,” Purchaser shall respond within forty-eight (48) hours;

(vii)Make or agree to make any material improvements to the Real Property except normal maintenance or refurbishing purchased or made in the ordinary course of business;

(viii)Close, sell, consolidate or relocate the Office or otherwise file any application or give any notice to relocate or close the Office;

(ix)Knowingly take any action that would reasonably be expected to (A) adversely affect the ability of any party hereto to obtain the Regulatory Approvals, (B) adversely affect the ability of any party hereto to obtain any consent required pursuant to this Agreement, (C) result in the failure of the condition set forth in Section 9.1(c) or (D) result in any of the covenants or conditions to the transactions contemplated hereby not being materially satisfied;

(x)Except as permitted by this Section 7.1, knowingly take, or knowingly permit its Affiliates to take, any action impairing in a material respect Purchaser’s rights or obligations in respect of any Deposit or Assumed Liability; or

(xi)Solicit, agree with, or commit to, any Person to do any of the things described in clauses (i) through (x), except as contemplated hereby.

7.2Access and Confidentiality.

(a)Until the earlier of the Closing Date and the date on which the Agreement is terminated pursuant to Article 10, Seller shall afford to Purchaser and its officers and authorized agents and representatives reasonable access during normal business hours to the properties, books, records, contracts, documents, files and other information of or relating to the Assets, the Real Property, the Assumed Liabilities and the Office employees; provided, however, that nothing herein shall afford Purchaser the right to review any information to the extent relating solely to Seller’s other offices, facilities and operations not subject to this Agreement. Seller shall identify to Purchaser, within fifteen (15) calendar days after the date hereof, a group of its personnel (with the necessary expertise and experience to assist Purchaser) that shall constitute a “transition group” who will be available to Purchaser at reasonable times during normal business hours to provide information and assistance in connection with Purchaser’s investigation of matters relating to the Assets, the Real Property, the Assumed Liabilities and transition matters. Such transition group will also work cooperatively to identify and resolve issues arising from any commingling of Records with Seller’s records for its or its Affiliates’ other offices, assets and operations not subject to this Agreement. Seller shall furnish Purchaser with such additional financial and operating data and other information about its business operations at the Office as may be reasonably necessary for the orderly transfer of the business operations of the Office, and Purchaser shall be responsible for any documented, out-of-pocket third party costs reasonably incurred by Seller in connection with furnishing such information; provided, however, that Seller shall, when commercially reasonable, utilize its internal resources; and provided, further, that nothing herein shall afford Purchaser the right to review any information relating to Seller’s or its Affiliates’ other offices, facilities and operations not subject to this Agreement. Any investigation pursuant to this Section 7.2(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of Seller’s business. Without limiting the generality of the foregoing, Purchaser may meet with Office employees, who have responsibility for the Office, promptly following execution of this Agreement and through the Closing to discuss employment retention and other employment related matters at mutually agreeable times and so long as such meetings do not interfere unreasonably with the conduct of Seller’s business and Seller is provided advance notice of such meetings and is permitted to have one or more representative(s) of Seller attend such meetings. Furthermore, Seller will use commercially reasonable efforts to cooperate with Purchaser and will make available at Purchaser’s reasonable request during the period from the date of this Agreement until the Closing Date, during business hours and without unreasonably interfering with the operations of Seller, Seller’s experienced technical personnel for consultations with Purchaser concerning transition matters and other than the matters referred to in Section 4.1. Notwithstanding the foregoing, Seller shall not be required to provide access to or disclose information where such access or disclosure would impose an unreasonable burden on Seller or any employee of Seller, would violate the rights of customers, or would, based on the advice of outside counsel, result in the loss of any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, or binding agreement entered into and disclosed to Purchaser prior to the date of this Agreement. Seller and Purchaser shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)From and after the date of this Agreement, HoldCo and Seller shall keep confidential non-public information in its possession relating to Purchaser, its Affiliates, the Office, the Assets, the Real Property, and the Assumed Liabilities;  provided, however, that HoldCo and Seller shall not be liable hereunder with respect to any disclosure to the extent such disclosure is required pursuant to legal process (including pursuant to the assertion of HoldCo’s and Seller’s rights under this Agreement) (by interrogatories, subpoena, civil investigative demand or similar process), regulatory process or request, or to the extent such disclosure is reasonably necessary for purposes of compliance by HoldCo and Seller or its Affiliates with tax or regulatory reporting requirements; provided that in the event of any disclosure pursuant to legal process HoldCo and Seller exercise commercially reasonable efforts to preserve the confidentiality of the non-public information disclosed, including by cooperating with Purchaser to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the non-public information required to be disclosed.  The foregoing shall not preclude HoldCo and Seller from disclosing information relating to the Assets and Assumed Liabilities to be transferred pursuant to this Agreement, the pricing and other terms thereof, and the impact of the transactions contemplated by this Agreement to shareholders and prospective investors of HoldCo and its Affiliates (provided, that to the extent such information contains confidential non-public information, the recipients of such information shall enter into a confidentiality agreement in customary form).

(c)From and after the Closing, Purchaser shall keep confidential non-public information in its possession (other than information which was or becomes available to Purchaser on a non-confidential basis from a source other than Seller or any of its Affiliates) relating to HoldCo and Seller and its Affiliates other than the Office, the Assets, the Real Property, and the Assumed Liabilities; provided, however that Purchaser shall not be liable hereunder with respect to any disclosure to the extent such disclosure is required pursuant to legal process (including pursuant to the assertion of Purchaser’s rights under this Agreement) (by interrogatories, subpoena, civil investigative demand or similar process) or regulatory process or request; provided that in the event of any disclosure pursuant to legal process Purchaser exercises commercially reasonable efforts to preserve the confidentiality of the non-public information disclosed, including by cooperating with HoldCo and Seller to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the non-public information required to be disclosed.

7.3Regulatory Approvals.

(a)As soon as practicable and in no event later than forty-five (45) calendar days after the date of this Agreement, each of Purchaser and Seller shall prepare and file any applications, notices and filings required to be filed by it in order to obtain the Regulatory Approvals. The parties shall use commercially reasonable efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any Regulatory Authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting the Regulatory Approvals, the parties hereto will negotiate in good faith and use commercially reasonable efforts to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby, such agreement not to be unreasonably withheld, conditioned or delayed.

(b)The parties shall promptly advise each other upon receiving any communication from any Regulatory Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.

(c)Purchaser shall not, and shall cause its Affiliates to not, knowingly take any action that would reasonably be expected to result in a Material Adverse Effect with respect to Purchaser.

7.4Consents.

(a)Seller agrees to use commercially reasonable efforts to obtain from lessors under the Equipment Leases and counterparties under Assumed Contracts and any other parties the consent of which is required in order to assign or transfer any Asset, the Real Property or Deposits to Purchaser on the Closing Date, any required consents to such assignment or transfer to Purchaser on the Closing Date; provided that, in the case of the Equipment Lease, or Assumed Contract, if any consent set forth in this Section 7.4(a) is not obtained notwithstanding Seller’s use of commercially reasonable efforts as required hereunder, the applicable Equipment Lease or Assumed Contract will not be assigned at Closing and the parties shall negotiate in good faith and Seller and Purchaser shall use commercially reasonable efforts to make alternative arrangements reasonably satisfactory to Purchaser and Seller that provide Purchaser, to the maximum extent reasonably possible, the benefits and burdens of the properties subject to Equipment Leases, and Assumed Contracts in a manner that does not violate the applicable Equipment Lease, or Assumed Contract (for the same cost as would have applied if the relevant consent had been obtained); provided, further, that, notwithstanding anything in this Agreement to the contrary, neither Purchaser nor Seller, nor any of their respective Affiliates, shall be required to commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain such authorizations, approvals, consents, negative clearances or waivers; and  provided, further, that, notwithstanding anything in this Agreement to the contrary, neither Purchaser nor Seller shall be obligated to incur any monetary obligations or expenditures to the parties whose consent is requested (in the case of Seller, in connection with the utilization of its commercially reasonable efforts to obtain any such required consents). Notwithstanding the foregoing, with respect to the Equipment Leases and Assumed Contracts, if Seller is unable to obtain any consent contemplated by this Section 7.4(a) after using its commercially reasonable efforts, Seller may terminate the applicable Equipment Lease or Assumed Contract at Seller’s sole expense, it being agreed that effective as of such termination, such Equipment Lease or Assumed Contract shall not constitute an Asset under this Agreement. If any alternative arrangement is implemented between Seller and Purchaser at or prior to the

Closing, the parties shall continue after the Closing to exercise commercially reasonable efforts to obtain the related consents that could not be obtained prior to the Closing, and, if such a consent is obtained, Seller shall assign to Purchaser the applicable Equipment Lease or Assumed Contract pursuant to the terms of this Agreement applicable to the Equipment Leases and Assumed Contracts assigned at the Closing, and the parties shall terminate the applicable alternative arrangement.

7.5Efforts to Consummate; Further Assurances.

(a)The parties agree to use commercially reasonable efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.

(b)From time to time following the Closing, at Purchaser’s request and at Purchaser’s expense, HoldCo and Seller will duly execute and deliver such assignments, bills of sale, deeds, acknowledgments and other instruments of conveyance and transfer and take such other action as shall be necessary or appropriate to vest in Purchaser the full legal and equitable title to the Assets, the Real Property, and Assumed Liabilities or to consummate the transactions contemplated by this Agreement.

(c)Subject to Section 4.3, on and after the Closing Date, each party will promptly deliver to the other, at such other party’s expense, all mail and other communications properly addressable or deliverable to the other as a consequence of the P&A Transaction; and without limitation of the foregoing, on and after the Closing Date, Seller shall promptly forward any mail, communications or other material relating to the Deposits or the Assets transferred on the Closing Date, including that portion of any IRS “B” tapes that relates to such Deposits, to such employees of Purchaser at such addresses as may from time to time be specified by Purchaser in writing.

(d)Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event occurring after the date hereof that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein (each a “Disclosure Supplement”).  Within ten (10) Business Days after receipt of a Disclosure Supplement related to a fact or circumstance which has resulted or would reasonably be expected to result in a Material Adverse Effect, the party receiving such update may terminate this Agreement by providing written notice to the other party.  With respect to a Disclosure Supplement related to a fact or circumstance which has not resulted or would not reasonably be expected to result in a Material Adverse Effect, or if such party does not elect to terminate this Agreement within such five (5) Business Days upon receipt of a Disclosure Supplement related to a fact or circumstance which has resulted or would reasonably be expected to result in a Material Adverse Effect, then notwithstanding anything herein to the contrary, such party (together with its agents, representatives and Affiliates) shall have irrevocably waived its right to indemnification under this Agreement with respect to the matters set forth in such Disclosure Supplement and to assert any claim or commence any action against such party (or its agents, representatives or Affiliates) with respect to the matters set forth in any such Disclosure Supplement.

7.6Non-Solicitation/Non-Competition.

(a)For a period of three (3) years following the Closing Date, Seller agrees that it shall not (and HoldCo agrees that it shall not, and shall cause HoldCo’s Affiliates not to) (i) establish or maintain any banking, office banking, loan production or agency office or operation in Palm Beach County or within a ten (10) mile radius of the Office that solicits or accepts deposits or deposit relationships, (ii) solicit deposits or deposit relationships from customers or potential customers residing or having a place of business in Palm Beach County, or within a ten (10) mile radius of the Office, or (iii) solicit or target for solicitation, directly or indirectly, customers of the Office or depositors associated with the Deposits; provided, however, that clauses (ii) and (iii) of this Section 7.6(a) shall not prohibit (1) general solicitations through mass media that are not specifically directed, in whole or in part, at Palm Beach, County or within a ten (10) mile radius of the Office, (2) engaging in deposit (other than with respect to the Deposits), safe deposit (other than pursuant to the Safe Deposit Agreements), trust or other financial services relationships with Persons who are customers of Seller as of the date hereof, and their respective Affiliates, and with respect to whom there is as of the Closing Date a customer relationship with Seller that is located or conducted through offices of Seller not located within Palm Beach County, or within a radius of ten (10) miles of the Office, or (3) responding to unsolicited inquiries by such customers with respect to banking or other financial services.

(b)For a period of three (3) years following the Closing Date, HoldCo and Seller will not, and shall cause their respective Affiliates not to, solicit for employment or employ any Transferred Employee; provided, however, that nothing in this Section shall be deemed to prohibit Seller, HoldCo and/or their respective Affiliates from (i) making general solicitations not targeted at Transferred Employees (including job announcements in newspapers and industry publications or on the Internet), (ii) soliciting any Transferred Employee whose employment is terminated by Purchaser prior to HoldCo or Seller, and/or any of their Affiliates, soliciting such Transferred Employee or (iii) using employee search firms, so long as such employee search firms are not instructed to and do not engage in targeted solicitations of Transferred Employees.

(c)If any provision or part of this Section 7.6 is held by a court or other authority of competent jurisdiction to be invalid or unenforceable, the parties agree that the court or authority making such determination will have the power to reduce the duration or scope of such provision or to delete specific words or phrases as necessary (but only to the minimum extent necessary) to cause such provision or part to be valid and enforceable. If such court or authority does not have the legal authority to take the actions described in the preceding sentence, the parties agree to negotiate in good faith a modified provision that would, in so far as possible, reflect the original intent of this Section 7.6 without violating applicable law.

7.7Insurance.  Seller will maintain in effect until the Closing Date all casualty and public liability policies relating to the Office and maintained by Seller on the date hereof or will use commercially reasonable efforts to procure comparable replacement coverage and maintain such policies or replacement coverage in effect until the Closing Date. Purchaser shall provide all casualty and public liability insurance for the Office after the Closing Date. In the event of any material damage, destruction or condemnation affecting the Real Property between the date hereof and the time of the Closing, Purchaser shall have the right to require Seller to take reasonable steps to repair or replace the damaged or destroyed property, or require Seller to deliver to Purchaser at or following Closing any insurance proceeds and other payments, to the extent of the fair market value or the replacement cost of the Real Property, received by Seller as a result thereof unless, in the case of damage or destruction, Seller has repaired or replaced the damaged or destroyed property.

7.8Change of Name, Etc.  As promptly as possible after the Closing, Purchaser will (a) change the name and logo on all documents and facilities relating to the Assets and the Assumed Liabilities to Purchaser’s name and logo, (b) notify all Persons whose Deposits or Safe Deposit Agreements are transferred under this Agreement of the consummation of the transactions contemplated by this Agreement, and (c) provide all appropriate notices to Purchaser’s primary Regulatory Authority and any other Regulatory Authorities required as a result of the consummation of such transactions. From and after the date of this Agreement, Seller shall cooperate with any commercially reasonable request of Purchaser directed to accomplish the removal of Seller’s signage by Purchaser and the installation of Purchaser’s signage by Purchaser; provided, however, that (i) all such removals and all such installations shall be at the expense of Purchaser, (ii) such removals and installations shall be performed in such a manner that does not unreasonably interfere with the normal business activities and operations of the Office and Purchaser shall repair any damage to the area altered to its pre-existing condition, (iii) such installed signage shall comply with all applicable zoning and permitting laws and regulations, (iv) such installed signage shall be covered in such a way as to make Purchaser signage unreadable at all times prior to the Closing, but such cover shall display the name and/or logo of Seller (or of its Affiliates) in a manner reasonably acceptable to Seller and (v) if this Agreement is terminated prior to the Closing, Purchaser shall immediately and at its sole expense restore such signage and any other area altered in connection therewith to its pre-existing condition.

7.9Exclusive Dealing.  During the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement, neither Seller nor HoldCo, nor any of their Affiliates, shall take any action to, directly or indirectly, encourage, initiate or conduct discussions or negotiations with, or provide any non-public information to, or enter into any agreement or consummate any transaction with, any Person other than Purchaser and its Affiliates and representatives concerning or in contemplation of a sale of any material portion of the Assets or the Real Property or assignment and assumption of any material portion of the Assumed Liabilities; provided that the provisions of this Section 7.9 shall no longer apply following Seller’s receipt of a written notice from Purchaser that Purchaser, in accordance with the terms of this Agreement, will not consummate the transactions contemplated by this Agreement.

7.10Appraisals.  Seller shall provide to Purchaser copies of the most recent appraisals relating to the Real Property.

7.11Real Property Matters.

(a)Seller shall obtain, at its expense, and deliver a copy thereof to Purchaser, a title insurance commitment on the Real Property within twenty (20) days after the date of this

Agreement.  For a period of thirty (30) days from and after the date on which Purchaser has received the title commitment for the Real Property (the “Property Review Period”), at its option and expense, Purchaser may cause to be conducted:  (A) any additional non-invasive title examination, physical survey, zoning compliance review, and structural inspection of the Real Property and improvements thereon that are used by Seller; and (B) non-invasive (subject to item (ii) below) site inspections, historic reviews, regulatory analyses and environmental investigations and assessments of the Real Property as Purchaser shall deem necessary or desirable (collectively, the “Environmental Survey”).  Any Environmental Survey may include:  (i) a Phase I Environmental Site Assessment (pursuant to ASTM Standard E 1527-05) in connection with the Real Property, (ii) other environmental investigations, inspections, assessments, site reconnaissance, or site visits, or environmental sampling, testing, analysis, or monitoring activities, in connection with the Real Property (e.g. a Phase II Environmental Assessment); and (iii) all such additional investigations, inspections, assessments, site reconnaissance, site visits and environmental sampling, testing, analysis and monitoring shall be completed by the 30th day after the last day of the Property Review Period.  Seller shall, within twenty (20) days of the date of this Agreement, provide to Purchaser copies of all information or documents, including environmental reports, prior title insurance policies, surveys and regulatory agency correspondence, in Seller’s possession or control relating to the matters described in this Section 7.11.  Subject to the balance of this Section 7.11, in order to perform or to conduct any such investigation(s) described in this Section 7.11, Seller shall grant Purchaser and its agents the right to gain reasonable access to the Real Property, which such access shall not unreasonably interfere with the operations of the Office.

(b)Purchaser shall notify Seller in advance at least 48 hours, and shall obtain Seller’s consent, before Purchaser or any agent, employee, representative, contractor, or other person enters onto the Real Property as permitted in this Agreement.  Any entry on the Real Property made by or on behalf of Purchaser shall be at the sole risk of Purchaser. Purchaser shall pay for all work and inspections performed, and shall not permit the creation of any lien against the Real Property (or any portion thereof) in favor of any contractor, materialman, mechanic, surveyor, architect, laborer, or any other lien for performing services or supplying materials on Purchaser’s behalf or at Purchaser’s request.  Purchaser, as a condition to its right to conduct inspections and other entries on the Real Property, agrees to indemnify, defend, and hold harmless Seller from all fines, penalties, liens, losses, costs, claims, damages, liabilities, and expenses, including reasonable attorneys’ fees and other costs and expenses incurred, sustained by, or asserted against Seller arising from the inspections and entries by or on behalf of Purchaser, or any of its agents, representatives or contractors.  Purchaser shall employ only appropriately licensed and insured professionals for entries on the Real Property and performance of the investigations, surveys, tests, and the like permitted under this Agreement.  Neither Purchaser nor Purchaser’s agents shall conduct any inspection, or perform other work, so as to damage or alter the Real Property or improvements thereon.  Purchaser at its own expense shall repair, replace, or restore to Seller’s reasonable satisfaction, any damage or disturbance caused to the Real Property or any portion thereof or improvements thereon in the course of Purchaser’s inspections.  Inspections and entries on the Real Property pursuant to this Agreement shall be subject to the rights of any tenants or other occupants of such property.  Purchaser and its agents, employees, representatives, contractors, and other persons entering on Purchaser’s behalf shall take reasonable precautions so that inspections and entries pursuant to this Section

7.11 shall cause minimum disruption to the operations of the Office.  Purchaser shall bear all risk of loss, damage, or destruction to the Real Property caused by any of its inspections.  Seller shall have no obligation to repair, replace, or restore any loss, damage, or destruction caused by any of Purchaser’s inspections except to the extent that such loss, damage, or destruction was caused solely by Seller’s negligence or willful misconduct.

(c)If, during the Property Review Period for the Real Property, Purchaser discovers a Material Defect (as defined below) with respect to the Real Property, Purchaser shall provide such information (“Material Defect Notice”) to Seller in writing within ten (10) Business Days after the end of the Property Review Period.  Thereafter, Seller may elect to (i) chose whether or not it will cure the Material Defect to Purchaser’s reasonable satisfaction; (ii) renegotiate the terms and conditions of the sale of the Real Property with Purchaser to the reasonable satisfaction of both parties; or (iii) terminate this Agreement.  If Seller elects to cure the Material Defect, then Seller shall use commercially reasonable efforts to resolve such matter within fifteen (15) Business Days from the date of the receipt of the Material Defect Notice, but in any event prior to the Closing.  If such matters are not resolved to Purchaser’s reasonable satisfaction within the period specified above, then Purchaser shall have the right to (i) terminate this Agreement or (ii) waive its objection to any Material Defect.  If Seller elects not to cure such Material Default or such Material Default is not resolved to Purchaser’s reasonable satisfaction and Purchaser elects not to terminate the Agreement as a result thereof, then such Material Defect shall not be deemed an “Encumbrance” under this Agreement.

(d)For purposes of this Agreement, a “Material Defect” means (i) the existence of any Encumbrance which would reasonably be expected to materially impair Purchaser’s possession, use or enjoyment of the Real Property; (ii) the existence of any structural defects or conditions of disrepair in the improvements on the Real Property (including any equipment, fixtures or other components related thereto) that would reasonably cost more than $25,000 in the aggregate to repair, remove or correct; or (iii) the existence of facts or circumstances relating to the Real Property reflecting that (1) there likely has been a discharge, disposal, release, threatened release or emission by any person of any hazardous material on, from, under, at or relating to the Real Property; or (2) any action has been taken or not taken, or condition or event likely has occurred or exists, with respect to the Real Property that constitutes or would constitute a material violation of any Environmental Law as to which Purchaser reasonably believes, based on the advice of legal counsel or other consultants, that Purchaser could likely become responsible or liable, following the Closing Date, for assessment, removal, remediation, monetary damages, or civil, criminal or administrative penalties or other corrective action and in connection with which the amount of expense of liability which Purchaser could become responsible or liable following the Closing Date, would equal or exceed an aggregate of $25,000 or more as to the Real Property.

7.12Employee Matters.

(a)Purchaser shall have the right to extend offers of employment, as of the Closing Date, to such employees of the Office who are actively employed by Seller at the Office as of the Closing Date and as the Purchaser in its sole discretion shall determine. Employees accepting employment with Purchaser are referred to herein individually and collectively as the “Transferred Employees.”

(b)Seller agrees that it will cooperate with Purchaser to the extent reasonably requested to make the subject employees available for training from time to time by Purchaser prior to the Closing; provided, however, such training shall be scheduled by Purchaser and coordinated with Seller in such a manner that does not significantly interfere with the normal business activities, operations and job responsibilities of the subject employees at the Office.

(c)Purchaser agrees that it will reimburse Seller for any and all overtime expense incurred by Seller arising out of or as a result of the training of the non-exempt Transferred Employees by Purchaser prior to the Closing.

(d)As of the Closing Date, the Transferred Employees will be terminated from participation in Seller’s employee benefit plans and become eligible to participate in Purchaser’s employee benefit plans subject to the terms and conditions of the Purchaser’s employee benefit plans.

(e)From and after the Closing Date, Purchaser shall pay, discharge, and be responsible for all salary, wages, and benefits arising out of or relating to the employment of the Transferred Employees by Purchaser from and after the Closing Date, including, without limitation, all claims for welfare benefits plans incurred on or after the Closing Date. Claims are incurred as of the date services are provided notwithstanding when the injury or illness may have occurred.

(f)Nothing contained herein is intended to provide, or shall be construed or interpreted as providing any employee of the Seller any right to continued employment with the Purchaser.  This Agreement is not intended, and it shall not be construed, to grant third party beneficiary rights for any current or former employees of the Seller (including any beneficiaries or dependents thereof) under or with respect to any plan, program or arrangement described in or contemplated by this Agreement.

Article 8.

TAXES

8.1Proration of Taxes.  For purposes of this Agreement, in the case of any Straddle Period, (1) Property Taxes for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (2) Taxes (other than Property Taxes) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

8.2Sales and Transfer Taxes.  Seller shall be responsible for the payment of all transfer, recording, documentary, stamp, sales, use (including all bulk sales Taxes) and other similar Taxes and fees (collectively, the “Transfer Taxes”) ”), that are payable or that arise as a result of the P&A Transaction, when due.  The party which has the primary obligation to do so under applicable Law shall file any Tax Return that is required to be filed in respect of Transfer

Taxes described in this Section 8.2 when due, and the other party shall cooperate with respect thereto as necessary.

8.3Information Returns.  At the Closing or as soon thereafter as is practicable, Seller shall provide Purchaser with a list of all Deposits on which Seller is back-up withholding as of the Closing Date

8.4Payment of Amount Due under Article 8.  Any payment by Seller to Purchaser, or to Seller from Purchaser, under this Article 8 (other than payments required by Section 8.2, which shall be paid when determined) to the extent due at the Closing may be offset against any payment due the other party at the Closing. All subsequent payments under this Article 8 shall be made as soon as determinable and shall be made and bear interest from the date due to the date of payment as provided in Section 3.2(b).

8.5Assistance and Cooperation.  After the Closing Date, each of HoldCo and Seller and Purchaser shall:

(a)make available to the other and to any taxing authority as reasonably requested all relevant information, records, and documents relating to Taxes with respect to the Assets, the Real Property, the Assumed Liabilities, or the operation of the Office; and

(b)provide timely notice to the other in writing of any pending or proposed Tax audits (with copies of all relevant correspondence received from any taxing authority in connection with any Tax audit or information request) or Tax assessments with respect to the Assets, the Real Property, the Assumed Liabilities, or the operation of the Office for taxable periods for which the other may have a liability under this Agreement.

(c)The party requesting assistance or cooperation shall bear the other party’s reasonable out-of-pocket expenses in complying with such request to the extent that those expense are attributable to fees and other costs of unaffiliated third party service providers.

8.6Tax Treatment of Indemnification Payments.  Except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local or foreign Law), Seller, Purchaser, and their respective Affiliates shall treat any and all payments under Article 11 as an adjustment to the Purchase Price for all Tax purposes.

Article 9.

CONDITIONS TO CLOSING

9.1Conditions to Obligations of Purchaser.  Unless waived in writing by Purchaser, the obligation of Purchaser to consummate the P&A Transaction is conditioned upon satisfaction of each of the following conditions:

(a)Regulatory Approvals.  The Regulatory Approvals (i) shall have been made or obtained, (ii) shall remain in full force and effect, and all waiting periods applicable to the consummation of the P&A Transaction shall have expired or been terminated, and (iii) shall not contain any condition, restriction or limitation that is, in the reasonable judgment of the Purchaser, unduly burdensome on, or would materially reduce the economic benefits of the transactions contemplated by this Agreement to, the Purchaser.

(b)Orders. No court or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (any of the foregoing, an “Order”) that is in effect and that prohibits or makes illegal the consummation of the P&A Transaction.

(c)Representations and Warranties.  The representations and warranties of HoldCo and Seller shall be true and correct in each case at and as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of such time (except that representations and warranties as of a specified date need only be true on and as of such date).

(d)Covenants and Other Agreements.  Seller shall have performed its covenants and agreements herein on or prior to the Closing Date in all material respects.

(e)Seller Officers’ Certificate.  Purchaser shall have received at the Closing a certificate dated as of the Closing Date and executed by the Chief Executive Officer, the Chief Financial Officer, the President or any Executive Vice President or Senior Vice President of Seller to the effect that each of the conditions specified above in Sections 9.1(c) and (d) are satisfied.

(f)Seller Closing Deliverables.  Seller shall have delivered to Purchaser each of the certificates, instruments, agreements, documents and other items required to be delivered pursuant to Section 3.5 at or prior to the Closing Date.

(g)No Material Adverse Effect.  No Material Adverse Effect with respect to Seller shall have occurred since the date of this Agreement.

9.2Conditions to Obligations of Seller.  Unless waived in writing by Seller and HoldCo, the obligation of Seller and HoldCo to consummate the P&A Transaction is conditioned upon satisfaction of each of the following conditions:

(a)Regulatory Approvals.  The Regulatory Approvals (i) shall have been made or obtained, (ii) shall remain in full force and effect, and all waiting periods applicable to the consummation of the P&A Transaction shall have expired or been terminated, and (iii) shall not contain any condition, restriction or limitation that is, in the reasonable judgment of Seller and HoldCo, unduly burdensome on, or would materially reduce the economic benefits of the transactions contemplated by this Agreement to, the Seller or HoldCo.

(b)Orders.  No Order shall be in effect that prohibits or makes illegal the consummation of the P&A Transaction.

(c)Representations and Warranties.  The representations and warranties of Purchaser contained in this Agreement shall be true and correct in each case at and as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of such time (except that representations and warranties as of a specific date need to be true only as of such date).

(d)Covenants and Other Agreements.  Purchaser shall have performed its covenants and agreements herein on or prior to the Closing Date in all material respects.

(e)Purchaser Officers’ Certificate.  Seller shall have received at the Closing a certificate dated as of the Closing Date and executed by the Chief Executive Officer, the Chief Financial Officer, the President or any Executive Vice President or Senior Vice President of Purchaser to the effect that each of the conditions specified above in Sections 9.2(c) and (d) are satisfied.

(f)Purchaser Closing Deliverables.  Purchaser shall have delivered to Seller each of the certificates, instruments, agreements, documents and other items required to be delivered pursuant to Section 3.6 at or prior to the Closing Date.

Article 10.

TERMINATION

10.1Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)by the mutual written agreement of HoldCo, Purchaser and Seller;

(b)by Purchaser if (i) at the time of such termination any of the representations and warranties of HoldCo and Seller contained in this Agreement shall not be true and correct to the extent that the condition set forth in Section 9.1(c) cannot be satisfied, or (ii) there shall have been any material breach of any covenant, agreement or obligation of Seller or HoldCo hereunder to the extent that the condition set forth in Section 9.1(d) cannot be satisfied, and, in the case of (i) or (ii) and other than with respect to Sections 7.6 and 7.9, such breach or failure is not or cannot be remedied by Seller or HoldCo within thirty (30) calendar days after receipt of notice in writing from Purchaser specifying the nature of such breach or failure and requesting that it be remedied; provided that Purchaser may not terminate this Agreement based upon the failure of the conditions set forth in Section 9.1(c) or Section 9.1(d) to be satisfied if such failure was solely caused by Purchaser’s breach of this Agreement or failure by Purchaser or its representatives to act in good faith or to use commercially reasonable efforts to cause the Closing to occur;

(c)by HoldCo or Seller, if (i) at the time of such termination any of the representations and warranties of Purchaser contained in this Agreement shall not be true and correct to the extent that the condition set forth in Section 9.2(c) cannot be satisfied, or (ii) there shall have been any breach of any covenant, agreement or obligation of Purchaser hereunder to the extent that the condition set forth in Section 9.2(d) cannot be satisfied, and, in the case of (i) or (ii), such breach or failure is not or cannot be remedied by Purchaser within thirty (30) days after receipt of notice in writing from Seller specifying the nature of such breach or failure and requesting that it be remedied; provided that Seller may not terminate this Agreement based upon the failure of the conditions set forth in Section 9.2(c) or Section 9.2(d) to be satisfied if such failure was solely caused by Seller’s or HoldCo’s or any of their representative’s failure to act in good faith or Seller’s or HoldCo’s breach of this Agreement or failure to use commercially reasonable efforts to cause the Closing to occur;

(d)by HoldCo, Seller or Purchaser, in the event the Closing has not occurred by July 31, 2015 (or as extended pursuant to Section 3.1(b)(i)), provided that if the failure to so consummate is due to a breach of this Agreement by the party seeking to terminate, then termination pursuant to this provision shall not relieve the breaching party of liability for such breach;

(e)by HoldCo, Seller or Purchaser, if any governmental agencies or authorities that must grant a Regulatory Approval has denied approval of the P&A Transaction or any governmental agency or authority of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the P&A Transaction;

(f)by Purchaser if, the Regulatory Approvals shall contain or require, as a condition to the granting thereof, (i) any modification to any term of this Agreement or the transactions contemplated hereby, (ii) any divestiture of any of the Deposits, the Assets or any other assets of Purchaser, or (iii) any non-customary requirement of, or restriction on, Purchaser or the operation of the Assets and Assumed Liabilities by Purchaser following the Closing Date, where the conditions referred to in clauses (i), (ii) or (iii), individually or in the aggregate, would be material with respect to the business, financial condition or results of operations of Purchaser or the Assets and Assumed Liabilities or

(g)by HoldCo, Seller or Purchaser, as applicable, pursuant to Section 7.5(d) or Section 7.11.

10.2Effect of Termination.  In the event of termination of this Agreement and abandonment of the transactions contemplated hereby pursuant to Section 10.1, no party hereto (or any of its directors, officers, employees, agents or Affiliates) shall have any liability or further obligation to any other party, except as provided in Section 10.1(d) and except that (a) neither Seller nor Purchaser shall be relieved or released from any liabilities or damages arising out of any willful breach of this Agreement, and (b) Section 7.2(b), Section 7.2(c), and Article 12 shall survive the termination of this Agreement.

Article 11.

INDEMNIFICATION

11.1Indemnification.

(a)Subject to Section 12.1, HoldCo and Seller shall jointly and severally indemnify and hold harmless Purchaser and any Person directly or indirectly controlling or controlled by Purchaser, and their respective directors, officers, employees and agents, from and against any and all Losses incurred by Purchaser arising out of or attributable to the following:

(i)any breach of any representation or warranty made by HoldCo or Seller in this Agreement (solely for the purposes of calculating the amount of any Losses under this Article 11, any qualification for “materiality,” “in all material respects,” “Material Adverse Effect” or similar materiality qualifications shall be disregarded);

(ii)any breach of any covenant or agreement to be performed by HoldCo or Seller pursuant to this Agreement;

(iii)any Excluded Taxes; or

(iv)any Excluded Liability or any legal action, administrative or judicial proceeding, claim, penalty, liability, responsibility, obligation or duty arising out of Seller’s ownership and operation on or before the Closing of the business represented by the Office, the Assets, the Real Property, or the Excluded Liabilities.

(b)Subject to Section 12.1, Purchaser shall indemnify and hold harmless HoldCo and Seller and any Person directly or indirectly controlling or controlled by HoldCo and Seller, and their respective directors, officers, employees and agents from and against any and all Losses incurred by HoldCo and Seller arising out of or attributable to the following:

(i)any breach of any representation or warranty made by Purchaser in this Agreement (solely for the purposes of calculating the amount of any Losses under this Article 11, any qualification for “materiality,” “in all material respects,” “Material Adverse Effect” or similar materiality qualifications shall be disregarded);

(ii)any breach of any covenant or agreement to be performed by Purchaser pursuant to this Agreement; or

(iii)the Assumed Liabilities or any legal action, administrative or judicial proceeding, claim, penalty, liability, responsibility, obligation or duty arising out of Purchaser’s ownership and operation after the Closing of the business represented by the Office, the Assets or the Assumed Liabilities.

(c)In the event any indemnified party becomes aware of any act, circumstance, development, event, fact, occurrence, statement or omission with respect to which a claim for Losses may be asserted under this Article 11 that is not a Third Party Claim (a “Direct Claim”), the indemnified party shall promptly deliver notice of such Direct Claim to the indemnifying party in writing, specifying (to the extent known) the factual basis for such Direct Claim and the amount, or an estimate, if known or reasonably determinable, of the Losses which the indemnified party claims as a result of such Direct Claim; provided, however, that, subject to the Survival Periods set forth in Section 12.1(a), any delay or failure by the indemnified party to give such notice shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that the indemnifying party is adversely prejudiced by reason of such delay or failure. If the indemnifying party does not notify the indemnified party within twenty (20) calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under this Section 11.1(c), such Direct Claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under this Section 11.1(c) or, in the case of any notice in which the amount of the Direct Claim (or any portion thereof) is estimated, on such later date when the amount of such Direct Claim (or such portion thereof) becomes finally determined. Within ten (10) calendar days of the final determination of the amount of the Direct Claim pursuant to the terms of this Section 11.1(c), the indemnifying party shall pay to the indemnified party an amount equal to the Direct Claim by wire transfer of immediately available funds to the bank account or accounts designated in writing by the indemnified party not less than one (1) Business Day prior to such payment.

(d)To exercise its indemnification rights under this Section 11.1 as a result of the assertion against it by any third party of any claim or potential liability for which indemnification is provided under this Article 11 (a “Third Party Claim”), the indemnified party shall promptly notify the indemnifying party of the assertion of such Third Party Claim, discovery of any such potential liability or the commencement of any action or proceeding in respect of which indemnity may be sought hereunder; provided, however, that, subject to the Survival Periods set forth in Section 12.1(a), any delay or failure by the indemnified party to give notice shall not relieve the indemnifying party of any liability it may have to such indemnifying party to the extent that such failure does not actually and materially prejudice the indemnifying party. The indemnified party shall advise the indemnifying party of all facts relating to such assertion within the knowledge of the indemnified party, and shall afford the indemnifying party the opportunity, at the indemnifying party’s sole cost and expense, to defend against such Third Party Claims (which election must be made by the indemnifying party within fifteen (15) calendar days after having been notified by the indemnified party of the existence of such Third Party Claims. Counsel selected by the indemnifying party to defend any such Third Party Claim shall be a nationally or regionally recognized law firm with the experience and resources to defend the indemnified party against any such Third Party Claim in any such proceeding. In any such action or proceeding, the indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at its own expense unless (i) the indemnifying party and the indemnified party mutually agree in writing to the retention of such counsel at the expense of the indemnifying party, (ii) the indemnifying party fails to elect to assume the defense of a suit, action or proceeding within the fifteen (15) calendar-day time period, (iii) in the event that the indemnifying party elects to assume the defense of a suit, action or proceeding, in the course of such defense, the indemnifying party fails to continue to take reasonable steps to diligently defend any such Third Party Claim, or (iv) the named parties to any such suit, action or proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party, and in the reasonable judgment of the indemnified party, representation of the indemnifying party and the indemnified party by the same counsel would be inadvisable due to actual or potential differing defenses or conflicts of interests between them that make joint representation inappropriate, then in all such cases of clauses (i), (ii), (iii) and (iv), the indemnifying party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the indemnified parties. Within ten (10) calendar days of determination of the amount of a Third Party Claim becoming non-appealable (whether as a result of procedural exhaustion or lapse of time), the indemnifying party shall pay to the indemnified party an amount equal to the Third Party Claim by wire transfer of immediately available funds to the bank account or accounts designated in writing by the indemnified party not less than one (1) Business Day prior to such payment.

(e)Neither party to this Agreement shall settle, compromise, discharge or consent to an entry of judgment with respect to a claim or liability subject to indemnification under this Article 11 without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed);  provided that the indemnifying party may agree without the prior written consent of the indemnified party to any settlement, compromise, discharge or consent to an entry of judgment in each case that by its terms (i) obligates the indemnifying party to pay the full amount of the liability in connection with such claim and that unconditionally releases the indemnified party and its Affiliates from all liability or obligation in connection with such claim and (ii) does not impose injunctive or other non-monetary equitable relief against the indemnified party or its Affiliates, or their respective businesses.

(f)Notwithstanding anything to the contrary contained in this Agreement:

(v)An indemnifying party shall not be liable under Section 11.1(a)(i) or Section 11.1(b)(i) for any Losses sustained by the indemnified party unless and until the aggregate amount of all indemnifiable Losses sustained by the indemnified party in respect of Section 11.1(a)(i) or Section 11.1(b)(i), as applicable, shall exceed $50,000, in which event the indemnifying party shall provide indemnification hereunder in respect of all such indemnifiable Losses but in no case, exceeding $2,050,000 in the aggregate.

(vi)In no event shall any party hereto be entitled to consequential or punitive damages or damages for lost profits or other similar speculative damages in any action relating to the subject matter of this Agreement; provided that the foregoing shall not limit the right of an indemnified party to indemnification in accordance with this Article 11 with respect to any component of any claim, settlement, award or judgment against such party by any unaffiliated third party.

(vii)Each party shall cooperate, and cause their respective Affiliates to cooperate, fully in all aspects of any investigation, defense, pre-trial activities, trial, compromise, settlement or discharge of any claim in respect of which indemnity is sought pursuant to this Article 11, including by providing the other party with reasonable access to employees and officers (including as witnesses) and other information.

(g)Notwithstanding the foregoing, if a third-party claim includes or would reasonably be expected to include both a claim for Taxes that are Assumed Liabilities (“Purchaser Taxes”) and a claim for Taxes that are not Assumed Liabilities (“Seller Taxes”), and such claim for Seller Taxes is not separable from such a claim for Purchaser Taxes, Purchaser (if the claim for Purchaser Taxes exceeds or reasonably would be expected to exceed in amount the claim for Seller Taxes) or otherwise Seller (Seller or Purchaser, as the case may be, the “Controlling Party”) shall be entitled to control the defense of such third-party claim (such third-party claim, a “Tax Claim”). In such case, the other party (Seller or Purchaser, as the case may be, the “Non-Controlling Party”) shall be entitled to participate fully (at the Non-Controlling Party’s sole expense) in the conduct of such Tax Claim and the Controlling Party shall not settle such Tax Claim without the consent of such Non-Controlling Party (which consent shall not be unreasonably withheld, conditioned or delayed). The costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned based on the relative amounts of the Tax Claim that are Seller Taxes and that are Purchaser Taxes.

(h)An indemnified party shall use commercially reasonable efforts to mitigate any claim or liability that such indemnified party asserts under this Article 11;  provided  that the indemnified party shall not be required to incur any out-of-pocket fees or expenses in connection with such mitigation. In the event that an indemnified party shall fail to use such commercially reasonable efforts to mitigate any claim or liability, then notwithstanding anything else to the contrary contained in this Agreement, the indemnifying party shall not be required to indemnify any indemnified party for any portion of a Loss that could reasonably be expected to have been avoided if the indemnified party had made such efforts.

11.2Exclusivity.  After the Closing, except as expressly set forth in Sections 4.8, 7.12 and 8.2, and except in the case of fraud or willful breach, this Article 11 will provide the exclusive remedy for any breach of representation or warranty set forth in this Agreement or otherwise arising out of this Agreement or the P&A Transaction; provided that the foregoing shall not prevent a party from obtaining specific performance, injunctive relief or any other available non-monetary equitable remedy.

Article 12.

MISCELLANEOUS

12.1Survival.

(a)The parties’ respective representations, warranties and covenants contained in this Agreement shall survive until the second (2nd) anniversary of the Closing Date; (each such specified period, a “Survival Period”); provided, that the claims set forth in any claim for indemnity made by an indemnified party on or prior to the applicable Survival Period shall survive until such claim is finally resolved. The agreements and covenants contained in this Agreement shall not survive the Closing except to the extent expressly contemplating performance thereafter.

(b)No claim based on any breach of any representation or warranty shall be valid or made unless notice with respect thereto is given to the indemnifying party in accordance with this Agreement.

12.2Assignment.  Neither this Agreement nor any of the rights, interests or obligations of either party may be assigned by Seller and HoldCo, on the one hand, or Purchaser, on the other hand, without the prior written consent of the other parties, and any purported assignment in contravention of this Section 12.2 shall be void.

12.3Binding Effect.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Prior to the Closing, HoldCo shall not permit Seller, without the consent of Purchaser, to consolidate with or merge with or into any Person.

12.4Public Notice.  Prior to the Closing Date, neither Purchaser nor Seller shall make or cause to be made any press release for general circulation, public announcement or disclosure or issue any notice or general communication to employees with respect to any of the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). HoldCo, Seller and Purchaser each agree that, without the other party’s prior written consent, it shall not release or disclose any of the terms or conditions of the transactions contemplated herein to any other Person (other than any bank Regulatory Authority). Notwithstanding the foregoing, each party may make such public disclosure as, based on the advice of its counsel, may be required by law, stock exchange rules or as necessary to obtain the Regulatory Approvals or as contemplated by this Agreement.

12.5Notices.  All notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be (as elected by the person giving such notice) hand delivered by messenger or courier service, transmitted by fax, or mailed by registered or certified mail (postage prepaid), return receipt requested, or by a nationally recognized overnight courier service, addressed to:

HoldCo and/or Seller:	Commonwealth Savingshares Corporation 118 Jefferson Street Huntsville, Alabama 35801 Facsimile Number: (256) 519-3249 Attention: Danny L. Wiginton
Copy to HoldCo and Seller Counsel:	200 Clinton Avenue West Suite 900 Huntsville, AL 35801 Facsimile Number: (256) 517-5287 Attention: Hall B. Bryant III, Esq.
Purchaser:	CenterState Bank of Florida, N.A. 1101 1st Street South Winter Haven, Florida 33880 Facsimile Number: (863) 291-8994 Attention: John C. Corbett
Copy to Purchaser Counsel:	Smith Mackinnon, P.A. 255 South Orange Avenue, Suite 1200 Orlando, Florida 32802 Facsimile Number: (407) 843-2448 Attention: John P. Greeley, Esq.

or to such other address as any party may designate by notice complying with the terms of this Section.  Each such notice shall be deemed delivered (a) on the date delivered, if by messenger or courier service; (b) on the date of the confirmation of receipt, if by fax; and (c) either upon the date of receipt or refusal of delivery, if mailed or sent by overnight courier service.

12.6Expenses.  Except as expressly provided otherwise in this Agreement, each party shall bear any and all costs and expenses that it incurs, or that may be incurred on its behalf, in connection with the preparation of this Agreement and consummation of the transactions described herein, and the expenses, fees, and costs necessary for any approvals of the appropriate Regulatory Authorities.

12.7Governing Law.  This Agreement shall be governed by and interpreted in accordance with the laws of the State of Florida applicable to agreements made and entirely to be performed in such state and without regard to its principles of conflict of laws.

12.8Entire Agreement; Amendment.

(a) This Agreement contains the entire understanding of and all agreements between the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous agreement or understanding, oral or written, pertaining to any such matters, which agreements or understandings shall be of no force or effect for any purpose;  provided, however, that the terms of that certain confidentiality agreement between HoldCo, Seller and Purchaser dated as of August 14, 2014, shall, to the extent not inconsistent with any provisions of this Agreement, apply until the Closing and from and after the Closing shall cease to apply with respect to the Assets, the Assumed Liabilities and the transactions contemplated by this Agreement (but shall continue to apply in accordance with its terms with respect to matters set forth therein that are not related to the Assets, the Assumed Liabilities or the transactions contemplated by this Agreement).

(b)This Agreement may not be amended or supplemented in any manner except by mutual agreement of the parties and as set forth in a writing signed by the parties hereto or their respective successors in interest. The waiver of any beach of any provision under this Agreement by any party shall not be deemed to be waiver of any preceding or subsequent breach under this Agreement. No such waiver shall be effective unless in writing.

12.9Third-Party Beneficiaries.  Except as expressly provided in Section 11.1, this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than Seller, HoldCo and Purchaser.

12.10Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.11Headings.  The headings used in this Agreement are inserted for purposes of convenience of reference only and shall not limit or define the meaning of any provisions of this Agreement.

12.12Severability.  If any provision of this Agreement, as applied to any party or circumstance, shall be judged by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall in no way effect any other provision of this Agreement, the application of any such provision and any other circumstances or the validity or enforceability of the other provisions of this Agreement.

12.13Interpretation.  When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article, Section of or Exhibit to this Agreement unless otherwise indicated. The Recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.13(a)” would be part of “Section 5.13” and references to “Section 5.13” would also refer to material contained in the subsection described as “Section 5.13(a)”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Preamble to this Agreement.

12.14Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would likewise occur if the P&A Transaction was not consummated), and, accordingly, that the parties shall be entitled, without the necessity of posting a bond or other security, to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the P&A Transaction, subject to the terms and conditions of this Agreement).

12.15Jurisdiction and Venue.  The parties acknowledge that a substantial portion of the negotiations and anticipated performance of this Agreement occurred or shall occur in Polk County, Florida.  Any civil action or legal proceeding arising out of or relating to this Agreement shall be brought in the courts of record of the State of Florida in Polk County or the United States District Court, Middle District of Florida.  Each party consents to the jurisdiction of such Florida court in any such civil action or legal proceeding and waives any objection to the laying of venue of any such civil action or legal proceeding in such Florida court.  Service of any court paper may be effected on such party by mail, as provided in this Agreement, or in such other manner as may be provided under applicable laws, rules of procedure or local rules.

12.16JURY WAIVER. IN ANY CIVIL ACTION, COUNTERCLAIM, OR PROCEEDING, WHETHER AT LAW OR IN EQUITY, WHICH ARISES OUT OF, CONCERNS, OR RELATES TO THIS AGREEMENT, ANY AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE PERFORMANCE OF THIS AGREEMENT, OR THE RELATIONSHIP CREATED BY THIS AGREEMENT, WHETHER SOUNDING IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE, TRIAL SHALL BE TO A COURT OF COMPETENT JURISDICTION AND NOT TO A JURY.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY.  ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT, AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THIS AGREEMENT OF THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.  NEITHER PARTY HAS MADE OR RELIED UPON ANY ORAL REPRESENTATIONS TO OR BY ANY OTHER PARTY REGARDING THE ENFORCEABILITY OF THIS PROVISION.  EACH PARTY HAS READ AND UNDERSTANDS THE EFFECT OF THIS JURY WAIVER PROVISION.  EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN ADVISED BY ITS OWN COUNSEL WITH RESPECT TO THE TRANSACTION GOVERNED BY THIS AGREEMENT AND SPECIFICALLY WITH RESPECT TO THE TERMS OF THIS SECTION.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date and year first above written.

CENTERSTATE BANK OF FLORIDA, N.A.

By:  /s/ John C. Corbett

John C. Corbett

President and Chief Executive Officer

SOUTHBANK, F.S.B.

By:  /s/ Danny L. Wiginton

        Danny L. Wiginton

        Chief Executive Officer and President

COMMONWEALTH SAVINGSHARES CORPORATION

By:  /s/ Danny L. Wiginton

        Danny L. Wiginton

        Chief Executive Officer and President